Exhibit 99.1

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Q2

Shareholder Report
2019 Second Quarter
JULY 31, 2019

BCE

Table of contents

BCE Inc. 2019 Second Quarter Shareholder Report

Table of contents

Management’s discussion and analysis			1

1	Overview		2
	1.1	Financial highlights	2
	1.2	Key corporate and business developments	4
	1.3	Assumptions	5

2	Consolidated financial analysis		6
	2.1	BCE consolidated income statements	6
	2.2	Customer connections	6
	2.3	Operating revenues	7
	2.4	Operating costs	8
	2.5	Net earnings	9
	2.6	Adjusted EBITDA	9
	2.7	Severance, acquisition and other costs	10
	2.8	Depreciation and amortization	10
	2.9	Finance costs	10
	2.10	Other (expense) income	10
	2.11	Income taxes	11
	2.12	Net earnings attributable to common shareholders and EPS	11

3	Business segment analysis		12
	3.1	Bell Wireless	12
	3.2	Bell Wireline	16
	3.3	Bell Media	20

4	Financial and capital management		23
	4.1	Net debt	23
	4.2	Outstanding share data	23
	4.3	Cash flows	24
	4.4	Post-employment benefit plans	26
	4.5	Financial risk management	26
	4.6	Credit ratings	27
	4.7	Liquidity	27

5	Quarterly financial information		28

6	Regulatory environment		29

7	Business risks		30

8	Accounting policies, financial measures and controls		32
	8.1	Our accounting policies	32
	8.2	Non-GAAP financial measures and key performance indicators (KPIs)	34
	8.3	Controls and procedures	36

Consolidated financial statements			37
	Consolidated income statements		37
	Consolidated statements of comprehensive income		38
	Consolidated statements of financial position		39
	Consolidated statements of changes in equity		40
	Consolidated statements of cash flows		41

MD&A

BCE Inc. 2019 Second Quarter Shareholder Report

Management’s discussion and analysis

In this management’s discussion and analysis (MD&A), we, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates. Bell means, as the context may require, either Bell Canada or, collectively, Bell Canada, its subsidiaries, joint arrangements and associates.

All amounts in this MD&A are in millions of Canadian dollars, except where noted. Please refer to section 8.2, Non-GAAP financial measures and key performance indicators (KPIs) on pages 34 to 36 for a list of defined non-GAAP financial measures and KPIs.

Please refer to BCE’s unaudited consolidated financial statements for the second quarter of 2019 (Q2 2019 Financial Statements) when reading this MD&A. We also encourage you to read BCE’s MD&A for the year ended December 31, 2018 dated March 7, 2019 (BCE 2018 Annual MD&A) as updated in BCE’s MD&A for the first quarter of 2019 dated May 1, 2019 (BCE 2019 First Quarter MD&A). In preparing this MD&A, we have taken into account information available to us up to July 31, 2019, the date of this MD&A, unless otherwise stated.

You will find more information about us, including BCE’s annual information form for the year ended December 31, 2018 dated March 7, 2019 (BCE 2018 AIF) and recent financial reports, including the BCE 2018 Annual MD&A and the BCE 2019 First Quarter MD&A, on BCE’s website at BCE.ca, on SEDAR at sedar.com and on EDGAR at sec.gov.

This MD&A comments on our business operations, performance, financial position and other matters for the three months (Q2) and six months (YTD) ended June 30, 2019 and 2018.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This MD&A, and in particular, but without limitation, the section and sub-sections entitled Assumptions, section 1.2 – Key corporate and business developments, section 3.2, Bell Wireline – Key business developments, section 3.3, Bell Media – Key business developments, section 4.1, Net debt and section 4.7, Liquidity, contain forward-looking statements. These forward-looking statements include, without limitation, statements relating to our network deployment and capital investment plans, the expected improvement in BCE’s net debt leverage ratio, our anticipated 2019 cash requirements, the expected completion of the proposed acquisition of conventional television (TV) network V and related digital assets, BCE’s business outlook, objectives, plans and strategic priorities, and other statements that do not refer to historical facts. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target, and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the safe harbour provisions of applicable Canadian securities laws and of the United States (U.S.) Private Securities Litigation Reform Act of 1995.

Unless otherwise indicated by us, forward-looking statements in this MD&A describe our expectations as at July 31, 2019 and, accordingly, are subject to change after that date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in, or implied by, such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements. Forward-looking statements are presented in this MD&A for the purpose of assisting investors and others in understanding our objectives, strategic priorities and business outlook as well as our anticipated operating environment. Readers are cautioned, however, that such information may not be appropriate for other purposes.

We have made certain economic, market and operational assumptions in preparing the forward-looking statements contained in this MD&A and, in particular, but without limitation, the forward-looking statements contained in the previously mentioned sections of this MD&A. These assumptions include, without limitation, the assumptions described in the section and sub-sections of this MD&A entitled Assumptions, which section and sub-sections are incorporated by reference in this cautionary statement. We believe that our assumptions were reasonable at July 31, 2019. If our assumptions turn out to be inaccurate, our actual results could be materially different from what we expect.

Important risk factors including, without limitation, competitive, regulatory, security, technological, operational, economic, financial and other risks that could cause actual results or events to differ materially from those expressed in, or implied by, the previously-mentioned forward looking statements and other forward-looking statements contained in this MD&A, include, but are not limited to, the risks described or referred to in section 7, Business risks, which section is incorporated by reference in this cautionary statement.

We caution readers that the risks described in the previously mentioned section and in other sections of this MD&A are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation. Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after July 31, 2019. The financial impact of these transactions and special items can be complex and depends on facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way, or in the same way we present known risks affecting our business.

1	MD&A	Overview

BCE Inc. 2019 Second Quarter Shareholder Report

1  Overview

As required, we adopted International Financial Reporting Standard (IFRS) 16 – Leases effective January 1, 2019, as described in section 8.1, Our accounting policies. We adopted IFRS 16 using a modified retrospective approach whereby the financial statements of prior periods presented were not restated and continue to be reported under International Accounting Standard (IAS) 17 – Leases, as permitted by the specific transition provisions of IFRS 16. The cumulative effect of the initial adoption of IFRS 16 was reflected as an adjustment to the deficit at January 1, 2019.

Under IFRS 16, most leases are recognized on the statement of financial position as right-of-use assets within property, plant and equipment, with a corresponding lease liability within debt. Under IFRS 16, expenses related to these leases are recorded in depreciation and interest expense, whereas under IAS 17, operating lease expenses were recorded in operating costs. Under IFRS 16, repayments of principal for these leases are recorded in repayment of long-term debt within cash flows from financing activities and the interest component is recorded in interest paid within cash flows from operating activities. The adoption of IFRS 16 did not have a significant impact on net earnings. Previously, under IAS 17, operating lease payments were recorded within cash flows from operating activities.

To align with changes in how we manage our business and assess performance, the operating results of The Source (Bell) Electronics Inc. (The Source) are now entirely included within our Wireless segment effective January 1, 2019, with prior periods restated for comparative purposes. Previously, The Source’s results were included within our Wireless and Wireline segments.

1.1    Financial highlights

BCE Q2 2019 SELECTED QUARTERLY INFORMATION

Operating	Net	Adjusted	Net earnings	Adjusted	Cash flows	Free cash
revenues	earnings	EBITDA (1)	attributable	net earnings (1)	from	flow (1)
			to common		operating
			shareholders		activities
$5,930	$817	$2,595	$761	$847	$2,093	$1,093
million	million	million	million	million	million	million
+2.5% vs. Q2 2018	+8.2% vs. Q2 2018	+6.8% vs. Q2 2018	+8.1% vs. Q2 2018	+9.0% vs. Q2 2018	+1.8% vs. Q2 2018	+10.0% vs. Q2 2018

BCE CUSTOMER CONNECTIONS
Wireless (2)	Retail high-speed	Retail TV (3)	Retail residential
Total	Internet (2) (3)		network access services
(NAS) lines (3)
+3.4%	+4.1%	+1.0%	(8.8%)
9.6 million subscribers	3.5 million subscribers	2.8 million subscribers	2.8 million subscribers
at June 30, 2019	at June 30, 2019	at June 30, 2019	at June 30, 2019

(1)

Adjusted EBITDA, adjusted net earnings and free cash flow are non-GAAP financial measures and do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. See section 8.2, Non-GAAP financial measures and key performance indicators (KPIs) – Adjusted EBITDA and adjusted EBITDA margin, Adjusted net earnings and adjusted EPS and Free cash flow and dividend payout ratio in this MD&A for more details, including reconciliations to the most comparable IFRS financial measure.

(2)

At the beginning of Q1 2019, we adjusted our wireless subscriber base to remove 167,929 subscribers (72,231 postpaid and 95,698 prepaid) as follows: (A) 65,798 subscribers (19,195 postpaid and 46,603 prepaid), due to the completion of the shutdown of the code division multiple access (CDMA) network on April 30, 2019, (B) 49,095 prepaid subscribers as a result of a change to our deactivation policy, mainly from 120 days for Bell/Virgin Mobile Canada (Virgin Mobile) and 150 days for Lucky Mobile to 90 days, (C) 43,670 postpaid subscribers relating to Internet of Things (IoT) due to the further refinement of our subscriber definition as a result of technology evolution, and (D) 9,366 postpaid fixed wireless Internet subscribers which were transferred to our retail high-speed Internet subscriber base.

(3)

As of January 1, 2019, we are no longer reporting wholesale subscribers in our Internet, TV and residential NAS subscriber bases reflecting our focus on the retail market. Consequently, we restated previously reported 2018 subscribers for comparability.

1	MD&A	Overview

BCE Inc. 2019 Second Quarter Shareholder Report

BCE INCOME STATEMENTS – SELECTED INFORMATION

	Q2 2019	Q2 2018	$ CHANGE	% CHANGE	YTD 2019	YTD 2018	$ CHANGE	% CHANGE

Operating revenues

Service	5,231	5,129	102	2.0%	10,276	10,093	183	1.8%

Product	699	657	42	6.4%	1,388	1,283	105	8.2%

Total operating revenues	5,930	5,786	144	2.5%	11,664	11,376	288	2.5%

Operating costs	(3,335)	(3,356)	21	0.6%	(6,660)	(6,692)	32	0.5%

Adjusted EBITDA	2,595	2,430	165	6.8%	5,004	4,684	320	6.8%

Adjusted EBITDA margin(1)	43.8%	42.0%		1.8 pts	42.9%	41.2%		1.7 pts

Net earnings attributable to:

Common shareholders	761	704	57	8.1%	1,501	1,365	136	10.0%

Preferred shareholders	38	35	3	8.6%	76	71	5	7.0%

Non-controlling interest	18	16	2	12.5%	31	28	3	10.7%

Net earnings	817	755	62	8.2%	1,608	1,464	144	9.8%

Adjusted net earnings	847	777	70	9.0%	1,539	1,496	43	2.9%

Net earnings per common share (EPS)	0.85	0.79	0.06	7.6%	1.67	1.52	0.15	9.9%

Adjusted EPS (1)	0.94	0.86	0.08	9.3%	1.71	1.66	0.05	3.0%

(1)  Adjusted EBITDA margin and adjusted EPS are non-GAAP financial measures and do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. See section 8.2, Non-GAAP financial measures and key performance indicators (KPIs) – Adjusted EBITDA and adjusted EBITDA margin and Adjusted net earnings and adjusted EPS in this MD&A for more details, including reconciliations to the most comparable IFRS financial measure.

BCE STATEMENTS OF CASH FLOWS – SELECTED INFORMATION
	Q2 2019	Q2 2018	$ CHANGE	% CHANGE	YTD 2019	YTD 2018	$ CHANGE	% CHANGE

Cash flows from operating activities	2,093	2,057	36	1.8%	3,609	3,553	56	1.6%

Capital expenditures	(972)	(1,056)	84	8.0%	(1,822)	(1,987)	165	8.3%

Free cash flow	1,093	994	99	10.0%	1,735	1,531	204	13.3%

Q2 2019 FINANCIAL HIGHLIGHTS

BCE generated revenue growth of 2.5% in Q2 2019, compared to last year, reflecting both higher service and product revenues of 2.0% and 6.4%, respectively, driven by growth across all three of our segments. The year-over-year growth in service revenues was led by higher wireless postpaid and prepaid revenues, increased Bell Media advertising and subscriber revenues, continued growth in Internet and Internet protocol television (IPTV) revenues, as well as Internet protocol (IP) connectivity and business solutions services sales growth in our business market, including the contribution from the acquisition of Axia NetMedia Corporation (Axia), moderated by the benefit in Q2 2018 from the G7 summit and the Ontario general election. This more than offset the continued erosion in our voice, satellite TV and legacy data revenues. The year-over-year increase in product revenues was driven by higher sales of premium wireless devices and greater demand for equipment by large enterprise customers in our business market.

Net earnings increased by 8.2% in the second quarter of 2019, compared to the same period last year, due to higher adjusted EBITDA, lower other expense and lower income taxes. This was partly offset by higher depreciation expense, finance costs and severance, acquisition and other costs. The adoption of IFRS 16 did not have a significant impact on net earnings.

Adjusted EBITDA increased by 6.8% in Q2 2019, compared to last year, attributable to growth across all three of our segments, including the favourable impact from the adoption of IFRS 16 and flow-through of the revenue growth.

BCE’s EPS of $0.85 in Q2 2019 increased by $0.06 compared to the same period last year.

Excluding the impact of severance, acquisition and other costs, net mark-to-market gains (losses) on derivatives used to economically hedge equity settled share-based compensation plans, net (losses) gains on investments, early debt redemption costs and impairment charges, adjusted net earnings in the second quarter of 2019 was $847 million, or $0.94 per common share, compared to $777 million, or $0.86 per common share, for the same period last year.

Cash flows from operating activities in the second quarter of 2019 increased by $36 million, compared to Q2 2018, due mainly to higher adjusted EBITDA, which reflects the favourable impact from the adoption of IFRS 16, partly offset by a decrease in cash from working capital and higher interest paid, which reflects the unfavourable impact from the adoption of IFRS 16.

Free cash flow in Q2 2019 increased by $99 million, compared to the same period last year, mainly due to lower capital expenditures and higher cash flows from operating activities, excluding acquisition and other costs paid.

1	MD&A	Overview

BCE Inc. 2019 Second Quarter Shareholder Report

1.2    Key corporate and business developments

MIRKO BIBIC TO BE APPOINTED PRESIDENT AND CEO

On June 28, 2019, the Board of Directors of BCE announced that Chief Operating Officer Mirko Bibic will be appointed President and Chief Executive Officer (CEO) of BCE Inc. and Bell Canada following the retirement of George Cope on January 5, 2020 after almost 12 years in the CEO role. A Bell executive since 2004, Mr. Bibic is currently responsible for Bell Mobility, Bell Residential and Small Business, and Bell Business Markets. Mr. Bibic has previously served as Executive Vice President, Corporate Development, guiding a wide range of Bell acquisition and investment initiatives, including multiple wireless spectrum auctions and the consolidation of regional communications companies such as Bell MTS and Bell Aliant, and earlier as BCE’s and Bell’s Chief Legal and Regulatory Officer.

Mr. Cope will retire after a 14-year career with BCE and Bell that began with his appointment as Chief Operating Officer in January 2006. As President and CEO since July 2008, he has revitalized Bell as the industry’s broadband growth leader, efficiently investing billions in capital to build out Canada’s most advanced all-fibre network connections and its best national mobile network, enhancing Bell Media’s position as Canada’s top multimedia company, improving customer service and greatly enhancing the cost-competitiveness of Bell’s operations. Mr. Cope has executed strategic investments and acquisitions valued at more than $15 billion to strengthen Bell’s competitive scale in wireless, media, customer service and distribution, including leading brands like CTV, Astral, The Source, Bell Aliant, Manitoba Telecom Services, Virgin Mobile, the Montreal Canadiens, and Maple Leaf Sports & Entertainment, including the NBA Champion Toronto Raptors.

BELL MEDIA TO ACQUIRE V NETWORK AND NOOVO.CA

On July 24, 2019, Bell Media announced that it had entered into an agreement with the shareholders of Groupe V Média to acquire conventional TV network V along with related digital assets including the ad-supported video-on-demand service Noovo.ca. The transaction will reinforce choice for French-language viewers and strengthen the Québec TV ecosystem, and highlights Bell Media’s commitment to providing engaging content in Québec on traditional and innovative platforms. With popular original programs such as Occupation double, L’amour est dans le pré, and Un souper presque parfait, Groupe V Média owns and operates TV stations in Montréal, Québec, Saguenay, Sherbrooke and Trois-Rivières, and has affiliate stations in Gatineau, Rivière-du-Loup and Val-d’Or. In addition to V and Noovo.ca, Groupe V Média currently operates specialty channels ELLE Fictions and MAX, which are not subject to the transaction. The transaction is subject to customary closing conditions, including the receipt of required regulatory and other approvals.

PUBLIC DEBT OFFERINGS AND REDEMPTIONS

On May 13, 2019, Bell Canada completed a public offering of US $600 million of Series US-2 notes (Notes). The Notes will mature on July 29, 2049 and carry an annual interest rate of 4.30%. The Notes are fully and unconditionally guaranteed by BCE Inc.

On the same date, Bell Canada also completed a public offering of Cdn $600 million of medium term notes (MTN) debentures pursuant to its MTN program. The Cdn $600 million Series M-49 MTN debentures will mature on January 29, 2025 and carry an annual interest rate of 2.75%. The MTN debentures are fully and unconditionally guaranteed by BCE Inc.

The net proceeds of the offerings were used to fund the early redemption in June 2019 of Bell Canada’s Cdn $1 billion principal amount of 3.25% Series M-27 debentures due June 17, 2020 and the early redemption in May 2019 of its Cdn $400 million principal amount of 3.54% Series M-37 debentures due June 12, 2020.

RENEWAL OF MTN PROGRAM

On June 6, 2019, Bell Canada announced the renewal of its MTN program. Under the new MTN program, Bell Canada may offer up to Cdn $5 billion of MTN debentures from time to time until June 29, 2021. The MTN debentures will be fully and unconditionally guaranteed by BCE. Consistent with past practice, the MTN program was renewed to continue to provide Bell with financial flexibility and efficient access to the Canadian and U.S. capital markets.

1	MD&A	Overview

BCE Inc. 2019 Second Quarter Shareholder Report

1.3    Assumptions

As at the date of this MD&A, our forward-looking statements set out in the BCE 2018 Annual MD&A, as updated or supplemented in the BCE 2019 First Quarter MD&A and in this MD&A, are based on certain assumptions including, without limitation, the following economic and market assumptions as well as the various assumptions referred to under the sub-sections entitled Assumptions set out in section 3, Business segment analysis of this MD&A.

ASSUMPTIONS ABOUT THE CANADIAN ECONOMY

•

A gradual improvement in economic growth, given the Bank of Canada’s most recent estimated growth in Canadian gross domestic product of 1.3% in 2019, representing a slight increase from the earlier estimate of 1.2%

•	Employment gains expected to continue in 2019, as the overall level of business investment is expected to grow but remain variable

•	Interest rates expected to remain at or near current levels

•	Canadian dollar expected to remain at near current levels. Further movements may be impacted by the degree of strength of the U.S. dollar, interest rates and changes in commodity prices.

MARKET ASSUMPTIONS

•	A consistently high level of wireline and wireless competition in consumer, business and wholesale markets

•	Higher, but slowing, wireless industry penetration and smartphone adoption

•	A shrinking data and voice connectivity market as business customers migrate to lower-priced traditional telecommunications solutions or alternative over-the-top (OTT) competitors

•	Advertising market expected to be impacted by audience declines and variable demand

•	Continued escalation of media content costs to secure TV programming

•	Ongoing linear TV subscriber erosion, due to growing cord-cutter and cord-never customer segments

2	MD&A	Consolidated financial analysis

BCE Inc. 2019 Second Quarter Shareholder Report

2  Consolidated financial analysis

This section provides detailed information and analysis about BCE’s performance in Q2 and YTD 2019 compared with Q2 and YTD 2018. It focuses on BCE’s consolidated operating results and provides financial information for our Bell Wireless, Bell Wireline and Bell Media business segments. For further discussion and analysis of our business segments, refer to section 3, Business segment analysis.

2.1    BCE consolidated income statements

	Q2 2019	Q2 2018	$ CHANGE	% CHANGE	YTD 2019	YTD 2018	$ CHANGE	% CHANGE

Operating revenues

Service	5,231	5,129	102	2.0%	10,276	10,093	183	1.8%

Product	699	657	42	6.4%	1,388	1,283	105	8.2%

Total operating revenues	5,930	5,786	144	2.5%	11,664	11,376	288	2.5%

Operating costs	(3,335)	(3,356)	21	0.6%	(6,660)	(6,692)	32	0.5%

Adjusted EBITDA	2,595	2,430	165	6.8%	5,004	4,684	320	6.8%

Adjusted EBITDA margin	43.8%	42.0%		1.8 pts	42.9%	41.2%		1.7 pts

Severance, acquisition and other costs	(39)	(24)	(15)	(62.5%)	(63)	(24)	(39)	n.m.

Depreciation	(888)	(787)	(101)	(12.8%)	(1,770)	(1,567)	(203)	(13.0%)

Amortization	(223)	(221)	(2)	(0.9%)	(444)	(433)	(11)	(2.5%)

Finance costs

Interest expense	(281)	(246)	(35)	(14.2%)	(564)	(486)	(78)	(16.0%)

Interest on post-employment benefit obligations	(15)	(17)	2	11.8%	(31)	(34)	3	8.8%

Other (expense) income	(56)	(88)	32	36.4%	45	(149)	194	n.m.

Income taxes	(276)	(292)	16	5.5%	(569)	(527)	(42)	(8.0%)

Net earnings	817	755	62	8.2%	1,608	1,464	144	9.8%

Net earnings attributable to:

Common shareholders	761	704	57	8.1%	1,501	1,365	136	10.0%

Preferred shareholders	38	35	3	8.6%	76	71	5	7.0%

Non-controlling interest	18	16	2	12.5%	31	28	3	10.7%

Net earnings	817	755	62	8.2%	1,608	1,464	144	9.8%

Adjusted net earnings	847	777	70	9.0%	1,539	1,496	43	2.9%

EPS	0.85	0.79	0.06	7.6%	1.67	1.52	0.15	9.9%

Adjusted EPS	0.94	0.86	0.08	9.3%	1.71	1.66	0.05	3.0%

n.m.: not meaningful

2.2 Customer connections

BCE NET ACTIVATIONS (LOSSES)
			Q2 2019	Q2 2018	% CHANGE	YTD 2019	YTD 2018	% CHANGE

Wireless subscribers			149,478	114,486	30.6%	187,760	158,863	18.2%

Postpaid			102,980	122,092	(15.7%)	153,184	190,579	(19.6%)

Prepaid			46,498	(7,606)	711.3%	34,576	(31,716)	209.0%

Retail high-speed Internet subscribers(1)			19,414	12,803	51.6%	42,085	30,959	35.9%

Retail TV subscribers(1)			2,350	5,452	(56.9%)	790	(4,902)	116.1%

IPTV			16,775	20,653	(18.8%)	37,691	34,226	10.1%

Satellite			(14,425)	(15,201)	5.1%	(36,901)	(39,128)	5.7%

Total growth services			171,242	132,741	29.0%	230,635	184,920	24.7%

Wireline retail residential NAS lines(1)			(72,780)	(69,558)	(4.6%)	(139,559)	(125,629)	(11.1%)

Total services			98,462	63,183	55.8%	91,076	59,291	53.6%

(1)

As of January 1, 2019, we are no longer reporting wholesale subscribers in our Internet, TV and residential NAS subscriber bases reflecting our focus on the retail market. Consequently, we restated previously reported 2018 subscribers for comparability.

2	MD&A	Consolidated financial analysis

BCE Inc. 2019 Second Quarter Shareholder Report

TOTAL BCE CUSTOMER CONNECTIONS
	Q2 2019	Q2 2018	% CHANGE

Wireless subscribers (1)	9,630,313	9,309,534	3.4%

Postpaid (1)	8,911,169	8,593,113	3.7%

Prepaid (1)	719,144	716,421	0.4%

Retail high-speed Internet subscribers (1) (2)	3,461,825	3,324,734	4.1%

Retail TV subscribers (2)	2,767,201	2,739,950	1.0%

IPTV	1,713,397	1,599,142	7.1%

Satellite	1,053,804	1,140,808	(7.6%)

Total growth services	15,859,339	15,374,218	3.2%

Wireline retail residential NAS lines (2)	2,821,249	3,094,060	(8.8%)

Total services	18,680,588	18,468,278	1.1%

(1)

At the beginning of Q1 2019, we adjusted our wireless subscriber base to remove 167,929 subscribers (72,231 postpaid and 95,698 prepaid) as follows: (A) 65,798 subscribers (19,195 postpaid and 46,603 prepaid), due to the completion of the shutdown of the CDMA network on April 30, 2019, (B) 49,095 prepaid subscribers as a result of a change to our deactivation policy, mainly from 120 days for Bell/Virgin Mobile and 150 days for Lucky Mobile to 90 days, (C) 43,670 postpaid subscribers relating to IoT due to the further refinement of our subscriber definition as a result of technology evolution, and (D) 9,366 postpaid fixed wireless Internet subscribers which were transferred to our retail high-speed Internet subscriber base.

(2)

As of January 1, 2019, we are no longer reporting wholesale subscribers in our Internet, TV and residential NAS subscriber bases reflecting our focus on the retail market. Consequently, we restated previously reported 2018 subscribers for comparability.

BCE added 171,242 net new customer connections to its growth services in Q2 2019, representing a 29.0% increase over Q2 2018. This consisted of:

•	102,980 postpaid wireless customers, and 46,498 prepaid wireless customers

•	19,414 retail high-speed Internet customers

•	2,350 retail TV customers comprised of 16,775 retail IPTV net customer additions and 14,425 retail satellite TV net customer losses

During the first six months of the year, BCE added 230,635 net new customer connections to its growth services, representing a 24.7% increase over the same period last year. This was comprised of:

•	153,184 postpaid wireless customers, and 34,576 prepaid wireless customers

•	42,085 retail high-speed Internet customers

•	790 retail TV customers comprised of 37,691 retail IPTV net customer additions and 36,901 retail satellite TV net customer losses

Retail residential NAS net losses were 72,780 in Q2 2019 and 139,559 year to date, increasing by 4.6% and 11.1%, respectively, over the same periods in 2018.

Total BCE customer connections across all services grew by 1.1% in Q2 2019 compared to prior year, driven by increases in our growth services customer base, offset in part by the continued erosion in traditional retail residential NAS lines.

At June 30, 2019, BCE customer connections totaled 18,680,588, comprised of:

•	9,630,313 wireless subscribers, up 3.4% compared to Q2 2018, comprised of 8,911,169 postpaid subscribers, an increase of 3.7% over last year, and 719,144 prepaid subscribers, up 0.4% year over year

•	3,461,825 retail high-speed Internet subscribers, 4.1% higher year over year

•

2,767,201 total retail TV subscribers, up 1.0% compared to Q2 2018, comprised of 1,713,397 retail IPTV customers, up 7.1% year over year, and 1,053,804 retail satellite subscribers, down 7.6% compared to Q2 2018

•	2,821,249 retail residential NAS lines, a decline of 8.8% compared to Q2 2018

2.3    Operating revenues

2	MD&A	Consolidated financial analysis

BCE Inc. 2019 Second Quarter Shareholder Report

	Q2 2019	Q2 2018	$ CHANGE	% CHANGE	YTD 2019	YTD 2018	$ CHANGE	% CHANGE

Bell Wireless	2,189	2,121	68	3.2%	4,301	4,142	159	3.8%

Bell Wireline	3,088	3,061	27	0.9%	6,152	6,070	82	1.4%

Bell Media	842	791	51	6.4%	1,587	1,540	47	3.1%

Inter-segment eliminations	(189)	(187)	(2)	(1.1%)	(376)	(376)	–	–

Total BCE operating revenues	5,930	5,786	144	2.5%	11,664	11,376	288	2.5%

BCE

Total operating revenues at BCE increased by 2.5% in both Q2 2019 and the first half of the year, compared to the same periods in 2018, driven by growth across all three of our segments. This consisted of service revenues of $5,231 million in Q2 2019 and $10,276 million in the first six months of the year, increasing by 2.0% and 1.8% year over year, respectively. Product revenues of $699 million in Q2 2019 and $1,388 million in the first six months of 2019, grew by 6.4% and 8.2% year over year, respectively. Wireless operating revenues increased by 3.2% in Q2 2019 and by 3.8% in the first six months of the year, compared to the same periods in 2018, driven by both service revenue growth of 2.5% and 3.0%, respectively, and product revenue growth of 5.2% and 6.4%, respectively. Wireline operating revenues increased by 0.9% in Q2 2019 and by 1.4% in the first half of the year, compared to the same periods last year, due to service revenue growth of 0.4% and 0.8%, respectively, from higher data revenues, moderated by lower voice revenue. The growth in wireline operating revenues also reflected an increase in product revenues of 12.1% in Q2 2019 and 16.1% year to date. Bell Media operating revenues increased by 6.4% in Q2 2019 and by 3.1% in the first six months of the year, compared to the same periods in the prior year, from higher advertising and subscriber revenues.

2.4    Operating costs

	Q2 2019	Q2 2018	$ CHANGE	% CHANGE	YTD 2019	YTD 2018	$ CHANGE	% CHANGE

Bell Wireless	(1,209)	(1,229)	20	1.6%	(2,416)	(2,439)	23	0.9%

Bell Wireline	(1,727)	(1,728)	1	0.1%	(3,452)	(3,424)	(28)	(0.8%)

Bell Media	(588)	(586)	(2)	(0.3%)	(1,168)	(1,205)	37	3.1%

Inter-segment eliminations	189	187	2	1.1%	376	376	–	–

Total BCE operating costs	(3,335)	(3,356)	21	0.6%	(6,660)	(6,692)	32	0.5%

(1)	Cost of revenues includes costs of wireless devices and other equipment sold, network and content costs, and payments to other carriers.

(2)

Labour costs (net of capitalized costs) include wages, salaries and related taxes and benefits, post-employment benefit plans service cost, and other labour costs, including contractor and outsourcing costs.

(3)	Other operating costs include marketing, advertising and sales commission costs, bad debt expense, taxes other than income taxes, information technology (IT) costs, professional service fees and rent.

2	MD&A	Consolidated financial analysis

BCE Inc. 2019 Second Quarter Shareholder Report

BCE

Total BCE operating costs decreased by 0.6% in Q2 2019, compared to Q2 2018, resulting from lower costs in Bell Wireless of 1.6%, whereas costs at Bell Wireline and Bell Media were essentially stable year over year. Operating costs decreased by 0.5% year to date, compared to prior year, reflecting lower costs in Bell Media of 3.1% and wireless of 0.9%, offset in part by an increase in wireline costs of 0.8%. These results reflected the favourable impact from the adoption of IFRS 16 in 2019.

2.5    Net earnings

Net earnings increased by 8.2% in the second quarter of 2019, compared to the same period last year, due to higher adjusted EBITDA, lower other expense and lower income taxes. This was partly offset by higher depreciation expense, finance costs and severance, acquisition and other costs. The adoption of IFRS 16 did not have a significant impact on net earnings.

Year to date, net earnings of $1,608 million increased by 9.8%, compared to the same period last year, due to higher adjusted EBITDA and higher other income. This was partly offset by higher depreciation expense, finance costs, income taxes and severance, acquisition and other costs. The adoption of IFRS 16 did not have a significant impact on net earnings.

2.6    Adjusted EBITDA

	Q2 2019	Q2 2018	$ CHANGE	% CHANGE	YTD 2019	YTD 2018	$ CHANGE	% CHANGE

Bell Wireless	980	892	88	9.9%	1,885	1,703	182	10.7%

Bell Wireline	1,361	1,333	28	2.1%	2,700	2,646	54	2.0%

Bell Media	254	205	49	23.9%	419	335	84	25.1%

Total BCE adjusted EBITDA	2,595	2,430	165	6.8%	5,004	4,684	320	6.8%

BCE

BCE’s adjusted EBITDA increased by 6.8% in both Q2 2019 and the first half of the year, compared to the same periods in 2018, attributable to growth from all three of our segments. The increase in adjusted EBITDA reflected growth in revenues, as well as lower operating expenses. This resulted in an adjusted EBITDA margin of 43.8% in Q2 2019 and 42.9% in the first six months of the year, compared to 42.0% and 41.2%, respectively, achieved in the same periods in 2018, mainly driven by the favourable impact from the adoption of IFRS 16 in 2019, along with higher service revenue flow-through, partly offset by greater low-margin product sales in our total revenue base.

2	MD&A	Consolidated financial analysis

BCE Inc. 2019 Second Quarter Shareholder Report

2.7    Severance, acquisition and other costs

2019

Severance, acquisition and other costs of $39 million in the second quarter of 2019 and $63 million on a year-to-date basis included:

•	Severance costs related to workforce reduction initiatives of $20 million in Q2 2019 and $27 million on a year-to-date basis

•	Acquisition and other costs of $19 million in Q2 2019 and $36 million on a year-to-date basis

2018

Severance, acquisition and other costs of $24 million in the second quarter of 2018 and on a year-to-date basis included:

•	Severance costs related to workforce reduction initiatives of $15 million in Q2 2018 and $24 million on a year-to-date basis

•	Acquisition and other costs of $9 million in Q2 2018 and nil on a year-to-date basis

2.8    Depreciation and amortization

DEPRECIATION

Depreciation in the second quarter and on a year-to-date basis in 2019 increased by $101 million and $203 million, respectively, compared to the same periods in 2018, due mainly to the adoption of IFRS 16 and a higher asset base as we continued to invest in our broadband and wireless networks as well as our IPTV service.

AMORTIZATION

Amortization in the second quarter and on a year-to-date basis in 2019 increased by $2 million and $11 million, respectively, compared to the same periods in 2018, mainly due to a higher asset base.

2.9    Finance costs

INTEREST EXPENSE

Interest expense in the second quarter of 2019 and on a year-to-date basis in 2019 increased by $35 million and $78 million, respectively, compared to the same periods last year, due mainly to the adoption of IFRS 16, higher average debt levels and higher interest rates on notes payable under commercial paper programs and loans securitized by trade receivables.

INTEREST ON POST-EMPLOYMENT BENEFIT OBLIGATIONS

Interest on our post-employment benefit obligations is based on market conditions that existed at the beginning of the year. On January 1, 2019, the discount rate was 3.8% compared to 3.6% on January 1, 2018.

In the second quarter of 2019 and on a year-to-date basis in 2019, interest expense on post-employment benefit obligations decreased by $2 million and $3 million, respectively, compared to the same periods last year, due to a lower post-employment benefit obligation at the beginning of the year, partly offset by a higher discount rate.

The impacts of changes in market conditions during the year are recognized in other comprehensive (loss) income (OCI).

2.10  Other (expense) income

2019

Other expense of $56 million in the second quarter of 2019 included losses from our equity investments, which included BCE’s share of an obligation to repurchase at fair value the minority interest in one of BCE’s joint ventures, and early debt redemption costs, partly offset by net mark-to-market gains on derivatives used to economically hedge equity settled share-based compensation plans.

Other income of $45 million on a year-to-date basis in 2019 included net mark-to-market gains on derivatives used to economically hedge equity settled share-based compensation plans, partly offset by losses from our equity investments, which included BCE’s share of an obligation to repurchase at fair value the minority interest in one of BCE’s joint ventures, and early debt redemption costs.

2018

Other expense of $88 million in the second quarter of 2018 included losses from our equity investments, which included BCE’s share of an obligation to repurchase at fair value the minority interest in one of BCE’s joint ventures, net mark-to-market losses on derivatives used to economically hedge equity settled share-based compensation plans and early debt redemption costs.

Other expense of $149 million on a year-to-date basis in 2018 included net mark-to-market losses on derivatives used to economically hedge equity settled share-based compensation plans, losses from our equity investments, which included BCE’s share of an obligation to repurchase at fair value the minority interest in one of BCE’s joint ventures, and early debt redemption costs.

2	MD&A	Consolidated financial analysis

BCE Inc. 2019 Second Quarter Shareholder Report

2.11  Income taxes

Income taxes in the second quarter of 2019 decreased by $16 million compared to the same period last year, due to a favourable change in the corporate income tax rate in Alberta in Q2 2019, partly offset by higher taxable income.

Income taxes on a year-to-date basis in 2019 increased by $42 million compared to the same period last year, due to higher taxable income, partly offset by a favourable change in the corporate income tax rate in Alberta in Q2 2019.

2.12  Net earnings attributable to common shareholders and EPS

Net earnings attributable to common shareholders of $761 million in the second quarter of 2019 increased by $57 million, compared to the same period last year, due to higher adjusted EBITDA, lower other expense and lower income taxes. This was partly offset by higher depreciation expense, finance costs and severance, acquisition and other costs. The adoption of IFRS 16 did not have a significant impact on net earnings.

Year to date, net earnings attributable to common shareholders of $1,501 million increased by $136 million, compared to the same period last year, due to higher adjusted EBITDA and higher other income. This was partly offset by higher depreciation expense, finance costs, income taxes and severance, acquisition and other costs. The adoption of IFRS 16 did not have a significant impact on net earnings.

BCE’s EPS of $0.85 in Q2 2019 and $1.67 on a year-to-date basis increased by $0.06 and $0.15, respectively, compared to the same periods last year.

Excluding the impact of severance, acquisition and other costs, net mark-to-market gains (losses) on derivatives used to economically hedge equity settled share-based compensation plans, net (losses) gains on investments, early debt redemption costs and impairment charges, adjusted net earnings in the second quarter of 2019 was $847 million, or $0.94 per common share, compared to $777 million, or $0.86 per common share, for the same period last year. Adjusted net earnings in the first half of 2019 was $1,539 million, or $1.71 per common share, compared to $1,496 million, or $1.66 per common share, for the first six months of 2018.

3	MD&A	Business segment analysis Bell Wireless

BCE Inc. 2019 Second Quarter Shareholder Report

3  Business segment analysis

3.1    Bell Wireless

KEY BUSINESS DEVELOPMENTS

VIRGIN MOBILE RANKED HIGHEST IN CUSTOMER CARE SATISFACTION

Virgin Mobile was ranked highest in overall customer care satisfaction in the J.D. Power 2019 Canada Wireless Customer Care Study for the third year in a row. The report shows that Virgin Mobile outperformed across all categories and stood out in the “unassisted care” or self-serve category, reflecting high levels of customer satisfaction with the brand’s website, mobile app and social media presence. Based on surveys completed by nearly 5,000 Canadian wireless customers, the J.D. Power study also found that Virgin Mobile customers were highly satisfied with in-store and phone support, resulting in scores well above industry averages across the “assisted care” categories.

BELL MOBILITY LAUNCHES NEW RATE PLANS

In June 2019, Bell Mobility launched new unlimited plans featuring unlimited data access with no overage charges. Customers can sign up for plans featuring 10 gigabits (GB) or 20 GB of data at maximum long-term evolution (LTE) speeds and unlimited data access at reduced speeds when these allotments are exceeded with no overage fees charged. In July 2019, Bell Mobility also introduced SmartPay device financing plans that let customers buy their new smartphones with 24 interest-free installments separate from their service plan.

In addition, Bell Mobility launched new Connect Everything plans that provide a way to link all of a customer’s Bell devices with a pool of data to share across smartphones, tablets, smartwatches and other devices, such as wireless trackers, security cameras and vehicles with Bell Connected Car. The plans offer a convenient way to share data between multiple devices and family members, with easy tracking of individual device usage with the MyBell app.

FINANCIAL PERFORMANCE ANALYSIS

Q2 2019 PERFORMANCE HIGHLIGHTS

3	MD&A	Business segment analysis Bell Wireless

BCE Inc. 2019 Second Quarter Shareholder Report

Total subscriber growth (1)	Postpaid net activations	Prepaid net activations
+3.4%	102,980	46,498
Q2 2019 vs. Q2 2018	in Q2 2019	in Q2 2019

Postpaid churn	Blended average billing per user (ABPU) (2)
in Q2 2019	per month
1.06%	Q2 2019: $68.79	+1.6%
Q2 2018: $67.71
improved 0.04 pts vs. Q2 2018

(1)

At the beginning of Q1 2019, we adjusted our wireless subscriber base to remove 167,929 subscribers (72,231 postpaid and 95,698 prepaid) as follows: (A) 65,798 subscribers (19,195 postpaid and 46,603 prepaid), due to the completion of the shutdown of the CDMA network on April 30, 2019, (B) 49,095 prepaid subscribers as a result of a change to our deactivation policy, mainly from 120 days for Bell/Virgin Mobile and 150 days for Lucky Mobile to 90 days, (C) 43,670 postpaid subscribers relating to IoT due to the further refinement of our subscriber definition as a result of technology evolution, and (D) 9,366 postpaid fixed wireless Internet subscribers which were transferred to our retail high-speed Internet subscriber base.

(2)

Our Q1 2018 blended ABPU was adjusted to exclude the unfavourable retroactive impact of the Canadian Radio-television and Telecommunications Commission (CRTC) decision on wholesale wireless domestic roaming rates of $14 million.

BELL WIRELESS RESULTS

REVENUES

	Q2 2019	Q2 2018	$ CHANGE	% CHANGE	YTD 2019	YTD 2018	$ CHANGE	% CHANGE

External service revenues	1,606	1,566	40	2.6%	3,160	3,068	92	3.0%

Inter-segment service revenues	12	12	–	–	24	24	–	–

Total operating service revenues	1,618	1,578	40	2.5%	3,184	3,092	92	3.0%

External product revenues	569	541	28	5.2%	1,114	1,047	67	6.4%

Inter-segment product revenues	2	2	–	–	3	3	–	–

Total operating product revenues	571	543	28	5.2%	1,117	1,050	67	6.4%

Total Bell Wireless revenues	2,189	2,121	68	3.2%	4,301	4,142	159	3.8%

Bell Wireless operating revenues increased by 3.2% in Q2 2019 and by 3.8% for the first half of the year, compared to the same periods in 2018, driven by both higher service and product revenues.

Service revenues increased by 2.5% in the current quarter and by 3.0% year to date, compared to the same periods last year, driven by:

•	Growth in both our postpaid and prepaid subscriber bases coupled with rate increases

•	A greater proportion of premium smartphone devices in our sales mix resulting in customers choosing higher-value monthly plans

These factors were partly offset by lower data and voice overages driven by increased customer adoption of monthly plans with higher data allotments and voice minutes.

In the first six months of the year, service revenues were also impacted by the year-over-year favourability related to the 2018 CRTC retroactive decision on wholesale wireless domestic roaming rates.

Product revenues increased by 5.2% in this quarter and by 6.4% year to date, compared to the same periods last year, due to greater sales of premium handsets with higher retail prices.

OPERATING COSTS AND ADJUSTED EBITDA

	Q2 2019	Q2 2018	$ CHANGE	% CHANGE	YTD 2019	YTD 2018	$ CHANGE	% CHANGE

Operating costs	(1,209)	(1,229)	20	1.6%	(2,416)	(2,439)	23	0.9%

Adjusted EBITDA	980	892	88	9.9%	1,885	1,703	182	10.7%

Total adjusted EBITDA margin	44.8%	42.1%		2.7 pts	43.8%	41.1%		2.7 pts

Bell Wireless operating costs decreased by 1.6% in Q2 2019 and by 0.9% in the first half of the year, compared to the same periods in 2018, as a result of:

•	The favourable impact from the adoption of IFRS 16 in 2019

•	Lower advertising spend

These factors were partly offset by:

•	Increased product cost of goods sold driven by higher handset costs and greater mix of premium devices

•	Higher network operating costs due to increased cell site builds and the expansion of network capacity to support subscriber growth and increased data consumption

Bell Wireless adjusted EBITDA increased by 9.9% in the second quarter and by 10.7% in the first half of the year, compared to the same periods last year, driven by the flow-through of the service revenue growth and lower operating costs. Adjusted EBITDA margin, based on wireless operating revenues, improved by 2.7 pts for both the current quarter and year to date, due to the favourable impact from the adoption of IFRS 16 in 2019 and greater service revenue flow-through, moderated by a higher proportion of low-margin product sales in our total revenue base.

3	MD&A	Business segment analysis Bell Wireless

BCE Inc. 2019 Second Quarter Shareholder Report

BELL WIRELESS OPERATING METRICS

	Q2 2019	Q2 2018	CHANGE	% CHANGE	YTD 2019	YTD 2018	CHANGE	% CHANGE

Blended ABPU ($/month) (1)	68.79	67.71	1.08	1.6%	68.08	67.14	0.94	1.4%

Gross activations	517,650	468,152	49,498	10.6%	927,951	872,942	55,009	6.3%

Postpaid	375,094	394,136	(19,042)	(4.8%)	695,652	741,455	(45,803)	(6.2%)

Prepaid	142,556	74,016	68,540	92.6%	232,299	131,487	100,812	76.7%

Net activations (losses)	149,478	114,486	34,992	30.6%	187,760	158,863	28,897	18.2%

Postpaid	102,980	122,092	(19,112)	(15.7%)	153,184	190,579	(37,395)	(19.6%)

Prepaid	46,498	(7,606)	54,104	711.3%	34,576	(31,716)	66,292	209.0%

Blended churn % (average per month)	1.29%	1.28%		(0.01) pts	1.30%	1.29%		(0.01) pts

Postpaid	1.06%	1.10%		0.04 pts	1.06%	1.12%		0.06 pts

Prepaid	4.20%	3.34%		(0.86) pts	4.34%	3.37%		(0.97) pts

Subscribers (2)	9,630,313	9,309,534	320,779	3.4%	9,630,313	9,309,534	320,779	3.4%

Postpaid (2)	8,911,169	8,593,113	318,056	3.7%	8,911,169	8,593,113	318,056	3.7%

Prepaid (2)	719,144	716,421	2,723	0.4%	719,144	716,421	2,723	0.4%

(1)	Our Q1 2018 blended ABPU was adjusted to exclude the unfavourable retroactive impact of the CRTC decision on wholesale wireless domestic roaming rates of $14 million.

(2)

At the beginning of Q1 2019, we adjusted our wireless subscriber base to remove 167,929 subscribers (72,231 postpaid and 95,698 prepaid) as follows: (A) 65,798 subscribers (19,195 postpaid and 46,603 prepaid), due to the completion of the shutdown of the CDMA network on April 30, 2019, (B) 49,095 prepaid subscribers as a result of a change to our deactivation policy, mainly from 120 days for Bell/Virgin Mobile and 150 days for Lucky Mobile to 90 days, (C) 43,670 postpaid subscribers relating to IoT due to the further refinement of our subscriber definition as a result of technology evolution, and (D) 9,366 postpaid fixed wireless Internet subscribers which were transferred to our retail high-speed Internet subscriber base.

Blended ABPU of $68.79 in Q2 2019 and $68.08 year to date increased by 1.6% and by 1.4%, respectively, compared to the same periods in 2018, driven by:

•	A greater proportion of customers choosing higher-value monthly plans with greater data allotments

•	The flow through of rate increases

•	The favourable impact from subscriber base adjustments performed in Q1 2019

These factors were partly offset by:

•	Lower data and voice overages driven by increased customer adoption of monthly plans with higher data allotments and voice minutes

•	Lower ABPU generated from our long-term mobile services contract with Shared Services Canada (SSC)

•	The dilutive impact from the continued growth in prepaid customers from Lucky Mobile

Total gross wireless activations increased by 10.6% in Q2 2019 and by 6.3% year to date, compared to the same periods in 2018, due to higher prepaid gross activations, offset in part by lower postpaid gross activations.

•

Postpaid gross activations declined by 4.8% in the current quarter and by 6.2% in the first half of the year, compared to the same periods last year, mainly due to lower year-over-year customer additions from our contract with SSC as the migration process is essentially completed

•

Prepaid gross activations increased by 92.6% in this quarter and by 76.7% year to date, compared to the same periods last year, driven by the continued growth in Lucky Mobile including the benefit from the distribution of Lucky Mobile and Virgin Mobile prepaid services at Dollarama

Blended wireless churn increased by 0.01 pts for both Q2 2019 and in the first six months of the year, to 1.29% and 1.30%, respectively, compared to the same periods in 2018.

•

Postpaid churn of 1.06% in both Q2 2019 and year to date improved by 0.04 pts and 0.06 pts, respectively, compared to the same periods last year, reflecting relatively stable customer deactivations over a growing subscriber base and the favourable impact of our ongoing investments in customer retention and network speeds

•

Prepaid churn of 4.20% and 4.34% in Q2 2019 and year to date, respectively, increased by 0.86 pts in Q2 2019, and by 0.97 pts year to date, compared to the same periods last year, driven by higher customer deactivations, as a result of greater competitive intensity in the prepaid market and the impact from the harmonization of our prepaid deactivation policy across all Bell Wireless brands from 120 days for Bell and Virgin Mobile and 150 days for Lucky Mobile to 90 days

Net activations increased by 30.6% in Q2 2019 and by 18.2% year to date, compared to the same periods in 2018, due to higher prepaid net activations, partly offset by lower postpaid net activations.

•	Postpaid net activations decreased by 15.7% in the quarter and by 19.6% in the first half of the year, compared to the same periods last year, mainly due to lower gross activations

•

Prepaid net activations improved by 54,104 in the current quarter and by 66,292 year to date, compared to the same periods in 2018, driven by higher gross activations, offset in part by an increase in customer deactivations

Wireless subscribers at June 30, 2019 totaled 9,630,313, an increase of 3.4% compared to the 9,309,534 subscribers reported at the end of Q2 2018. This was comprised of 8,911,169 postpaid subscribers, an increase of 3.7% from Q2 2018, and 719,144 prepaid subscribers, an increase of 0.4% from Q2 2018. The proportion of Bell Wireless customers subscribing to our postpaid service was 93% at the end of Q2 2019, compared to the 92% last year.

3	MD&A	Business segment analysis Bell Wireless

BCE Inc. 2019 Second Quarter Shareholder Report

ASSUMPTIONS

As at the date of this MD&A, our forward-looking statements set out in the BCE 2018 Annual MD&A, as updated or supplemented in the BCE 2019 First Quarter MD&A and in this MD&A, are based on certain assumptions including, without limitation, the following assumptions and the assumptions referred to in each of the other business segment discussions set out in this section 3, Business segment analysis, as well as the economic and market assumptions referred to in section 1.3, Assumptions, of this MD&A.

•	Maintain our market share of incumbent wireless postpaid net additions

•	Higher prepaid customer net additions

•	Continued adoption of smartphone devices, tablets and data applications, as well as the introduction of more Fourth Generation (4G) LTE and LTE Advanced (LTE-A) devices and new data services

•	Higher subscriber acquisition and retention spending, driven by higher handset costs

•

Improving blended ABPU, driven by a higher postpaid smartphone mix, increased data consumption on 4G LTE and LTE-A networks, and higher access rates partly offset by the impact of a higher prepaid mix in our overall subscriber base and the impact from Bell Mobility’s SSC contract

•

Expansion of the LTE-A network coverage to approximately 94% of the Canadian population, and continued Fifth Generation (5G) preparations with network technology trials, as well as the deployment of small cells and equipping all new sites with fibre

•	Ability to monetize increasing data usage with industry shift to unlimited plans

•	No material financial, operational or competitive consequences of changes in regulations affecting our wireless business

3	MD&A	Business segment analysis Bell Wireline

BCE Inc. 2019 Second Quarter Shareholder Report

3.2    Bell Wireline

KEY BUSINESS DEVELOPMENTS

BELL COMPANIES RANKED AS CANADA’S FASTEST INTERNET SERVICE PROVIDERS

Bell Canada and our operations in the Atlantic provinces, marketed under the Bell Aliant brand, were ranked the fastest Internet providers in the country in PCMag’s annual Fastest ISPs of 2019: Canada report. PCMag’s intensive testing found that our operations in the Atlantic provinces, marketed under the Bell Aliant brand, offer the fastest overall Internet in the country. Bell Canada, serving Ontario and Québec customers, topped the list for the second year in a row as the fastest major Internet provider (those with more than 500,000 customers). PCMag’s Internet speed rankings are based on more than 40,000 tests of Canadian Internet providers conducted from June 2018 to June 2019.

EXPANSION OF WIRELESS HOME INTERNET SERVICE

Bell announced the expansion of broadband Wireless Home Internet to communities and rural areas in the Regional Municipality of Niagara. Now available to eligible residences in Fort Erie, Grimsby, Lincoln, Niagara Falls, Pelham, St. Catharines, Thorold, Wainfleet, Welland and West Lincoln, Bell’s innovative high-speed Internet service will soon arrive in Port Colborne as well. Wireless Home Internet is based on fixed wireless Internet technology using the 3500 megahertz (MHz) spectrum band. The new 5G-capable technology is designed to extend broadband Internet access to smaller towns, rural locations and other underserved communities. Now available in more than 115 communities in Ontario and Québec covering 118,000 households, Bell’s Wireless Home Internet service is expected to reach more than 200,000 households in 138 centres this year.

BBM EXPANDS BUSINESS CLOUD SERVICES

Bell Business Markets (BBM) strengthened its leadership in cloud solutions by adding managed database, application monitoring and security scanning to its extensive portfolio of Bell Cloud Managed Services for Microsoft Azure. BBM first launched its suite of managed services for Microsoft Azure in 2018, including managed cloud server, firewall, backup and disaster recovery. The Bell Cloud Connect service also offers Canadian businesses secure and reliable access to cloud solutions from Amazon, Google and IBM over our world-class broadband networks.

FINANCIAL PERFORMANCE ANALYSIS

Q2 2019 PERFORMANCE HIGHLIGHTS

3	MD&A	Business segment analysis Bell Wireline

BCE Inc. 2019 Second Quarter Shareholder Report

Retail high-speed Internet (1) (2)	Retail high-speed Internet (1)	Retail TV (1)
+4.1%	19,414	+1.0%
Subscriber growth	Total net subscriber activations	Subscriber growth
Q2 2019 vs. Q2 2018	in Q2 2019	Q2 2019 vs. Q2 2018

Retail IPTV	Retail residential NAS lines (1)
16,775	(8.8%)
Total net subscriber activations	Subscriber decline
in Q2 2019	in Q2 2019

(1)

As of January 1, 2019, we are no longer reporting wholesale subscribers in our Internet, TV and residential NAS subscriber bases reflecting our focus on the retail market. Consequently, we restated previously reported 2018 subscribers for comparability.

(2)	At the beginning of Q1 2019, our retail high-speed Internet subscriber base was increased by 9,366 subscribers due to the transfer of fixed wireless Internet subscribers from our wireless segment.

BELL WIRELINE RESULTS

REVENUES

	Q2 2019	Q2 2018	$ CHANGE	% CHANGE	YTD 2019	YTD 2018	$ CHANGE	% CHANGE

Data	1,929	1,869	60	3.2%	3,814	3,689	125	3.4%

Voice	897	953	(56)	(5.9%)	1,804	1,901	(97)	(5.1%)

Other services	62	64	(2)	(3.1%)	121	127	(6)	(4.7%)

Total external service revenues	2,888	2,886	2	0.1%	5,739	5,717	22	0.4%

Inter-segment service revenues	70	59	11	18.6%	139	117	22	18.8%

Total operating service revenues	2,958	2,945	13	0.4%	5,878	5,834	44	0.8%

Data	120	98	22	22.4%	253	202	51	25.2%

Equipment and other	10	18	(8)	(44.4%)	21	34	(13)	(38.2%)

Total external product revenues	130	116	14	12.1%	274	236	38	16.1%

Inter-segment product revenues	–	–	–	–	–	–	–	–

Total operating product revenues	130	116	14	12.1%	274	236	38	16.1%

Total Bell Wireline revenues	3,088	3,061	27	0.9%	6,152	6,070	82	1.4%

Bell Wireline operating revenues grew by 0.9% in Q2 2019 and by 1.4% in the first six months of 2019, compared to the same periods last year, as a result of higher data services and product revenues, offset in part by lower voice revenues.

Bell Wireline operating service revenues increased by 0.4% in Q2 2019 and by 0.8% in the first half of the year, compared to the same periods in 2018.

•	Data revenues grew by 3.2% in Q2 2019 and by 3.4% in the first six months of the year, compared to the same periods last year due to:

•	Higher Internet and IPTV subscriber bases combined with residential rate increases

•

Higher IP connectivity and business solutions services sales to enterprise customers, including the contribution from the acquisition of Axia in August 2018, moderated by the contribution from the G7 summit and Ontario general election in Q2 2018

These factors were partly offset by:

•	Increased acquisition, retention and bundle discounts on residential services

•	The continued decline in our satellite TV subscriber base

•	Ongoing legacy data erosion due in part to migrations to IP-based services

•	Voice revenues declined by 5.9% in Q2 2019 and by 5.1% in the first half of the year, compared to the same periods in 2018, driven by:

•	Continued NAS line erosion from technological substitution to wireless and Internet-based services

•	Large business customer conversions to IP-based data services

•	Reduced usage of traditional long distance services by residential and business customers

•	Competitive pricing pressures within our business market

These factors were partly offset by residential rate increases.

Year-to-date revenues were also favourably impacted by greater sales of international wholesale long distance minutes.

Bell Wireline operating product revenues grew by 12.1% in Q2 2019 and by 16.1% year-to-date, over the same periods in 2018, attributable to higher demand for equipment by large enterprise business customers, primarily in the government, banking and retail sectors.

3	MD&A	Business segment analysis Bell Wireline

BCE Inc. 2019 Second Quarter Shareholder Report

OPERATING COSTS AND ADJUSTED EBITDA

	Q2 2019	Q2 2018	$ CHANGE	% CHANGE	YTD 2019	YTD 2018	$ CHANGE	% CHANGE

Operating costs	(1,727)	(1,728)	1	0.1%	(3,452)	(3,424)	(28)	(0.8%)

Adjusted EBITDA	1,361	1,333	28	2.1%	2,700	2,646	54	2.0%

Adjusted EBITDA margin	44.1%	43.5%		0.6 pts	43.9%	43.6%		0.3 pts

Bell Wireline operating costs were largely stable in Q2 2019, decreasing by 0.1% compared to Q2 2018, due to:

•	The favourable impact from the adoption of IFRS 16 in 2019

•	Lower labour costs resulting from workforce reductions, fewer call volumes to our customer service centres and vendor contract savings

•	Reduced advertising expense in our residential market

These factors were partly offset by:

•	Greater costs associated with higher product and business solutions services sales

•	The acquisition of Axia

•	Higher programming and content costs in our TV business driven by rate increases

Conversely, year-to-date operating costs increased by 0.8% compared to prior year, as, in addition to the factors described above, the results were impacted by greater payments to other carriers driven by increased sales of international wholesale long distance minutes in Q1 2019.

Bell Wireline adjusted EBITDA increased by 2.1% in Q2 2019, compared to last year, mainly due to the flow-through of the revenue growth, as operating costs were essentially stable year-over-year. In the first half of the year, adjusted EBITDA grew 2.0% due to the flow-through of the revenue growth, moderated by higher operating costs. Adjusted EBITDA margin increased to 44.1% in Q2 2019, and to 43.9% in the first six months of the year, compared to 43.5% and the 43.6%, respectively, in the same periods in 2018, as a result of the favourable impact from the adoption of IFRS 16 in 2019, moderated in part by more low-margin product sales in the total revenue base.

BELL WIRELINE OPERATING METRICS

DATA

Retail high-speed Internet

	Q2 2019	Q2 2018	CHANGE	% CHANGE	YTD 2019	YTD 2018	CHANGE	% CHANGE
Retail net activations(1)	19,414	12,803	6,611	51.6%	42,085	30,959	11,126	35.9%
Retail subscribers(1)(2)	3,461,825	3,324,734	137,091	4.1%	3,461,825	3,324,734	137,091	4.1%

(1)

As of January 1, 2019, we are no longer reporting wholesale subscribers in our Internet subscriber base reflecting our focus on the retail market. Consequently, we restated previously reported 2018 subscribers for comparability.

(2)	At the beginning of Q1 2019, our retail high-speed Internet subscriber base was increased by 9,366 subscribers due to the transfer of fixed wireless Internet subscribers from our wireless segment.

Retail high-speed Internet subscriber net activations increased by 51.6% in Q2 2019 and by 35.9% in the first six months of the year, compared to the same periods last year, driven by higher activations in our expanding fibre-to-the-premise (FTTP) and fixed wireless-to-the-home (WTTH) footprints, greater pull-through from our application-based live TV service Alt TV and lower student deactivations.

Retail high-speed Internet subscribers totaled 3,461,825 at June 30, 2019, up 4.1% from the end of Q2 of 2018.

Retail TV

	Q2 2019	Q2 2018	CHANGE	% CHANGE	YTD 2019	YTD 2018	CHANGE	% CHANGE
Retail net subscriber activations (losses)(1)	2,350	5,452	(3,102)	(56.9%)	790	(4,902)	5,692	116.1%
IPTV	16,775	20,653	(3,878)	(18.8%)	37,691	34,226	3,465	10.1%
Satellite	(14,425)	(15,201)	776	5.1%	(36,901)	(39,128)	2,227	5.7%
Total retail subscribers (1)	2,767,201	2,739,950	27,251	1.0%	2,767,201	2,739,950	27,251	1.0%
IPTV	1,713,397	1,599,142	114,255	7.1%	1,713,397	1,599,142	114,255	7.1%
Satellite	1,053,804	1,140,808	(87,004)	(7.6%)	1,053,804	1,140,808	(87,004)	(7.6%)

(1)

As of January 1, 2019, we are no longer reporting wholesale subscribers in our TV subscriber base reflecting our focus on the retail market. Consequently, we restated previously reported 2018 subscribers for comparability.

Retail IPTV net subscriber activations declined by 18.8% in Q2 2019, compared to last year, resulting from the impact of maturing Fibe TV markets along with increased substitution of traditional TV services with OTT services, driving decreased customer demand, and also reflecting slower new service footprint growth and reduced migrations from satellite TV. This was mitigated in part by the continued growth in activations from Alt TV. IPTV net additions increased by 10.1% year to date, compared to the same period in 2018, as higher Alt TV activations more than offset the factors described above.

Retail satellite TV net customer losses improved by 5.1% in Q2 2019 and by 5.7% year to date, compared to the same periods in the prior year, driven by fewer deactivations and less migrations to IPTV, attributable to a more mature subscriber base geographically better-suited for satellite TV service. This was partly offset by lower residential gross activations due to aggressive cable offers in our non-FTTP footprint.

Total retail TV net subscriber activations (IPTV and satellite TV combined) declined by 56.9% in Q2 2019, compared to Q2 2018, due to lower IPTV net activations, mitigated by lower satellite TV net losses. Conversely, during the first half of the year, net activations increased by 116.1% driven by both higher IPTV net activations and lower satellite TV net losses.

3	MD&A	Business segment analysis Bell Wireline

BCE Inc. 2019 Second Quarter Shareholder Report

Retail IPTV subscribers at June 30, 2019 totaled 1,713,397, up 7.1% from 1,599,142 subscribers reported at the end of Q2 2018.

Retail satellite TV subscribers at June 30, 2019 totaled 1,053,804, down 7.6% from 1,140,808 subscribers at the end of the same period last year.

Total retail TV subscribers (IPTV and satellite TV combined) at June 30, 2019 were 2,767,201, representing a 1.0% increase since the end of Q2 2018.

VOICE

	Q2 2019	Q2 2018	CHANGE	% CHANGE	YTD 2019	YTD 2018	CHANGE	% CHANGE
Retail residential NAS lines net losses (1)	(72,780)	(69,558)	(3,222)	(4.6%)	(139,559)	(125,629)	(13,930)	(11.1%)
Retail residential NAS lines (1)	2,821,249	3,094,060	(272,811)	(8.8%)	2,821,249	3,094,060	(272,811)	(8.8%)

(1)

As of January 1, 2019, we are no longer reporting wholesale subscribers in our residential NAS subscriber base reflecting our focus on the retail market. Consequently, we restated previously reported 2018 subscribers for comparability.

Retail residential NAS net losses increased by 4.6% in Q2 2019 and by 11.1% in the first six months of the year, compared to the same periods last year, driven by lower activations, resulting from ongoing wireless and Internet-based technology substitution, coupled with fewer acquisitions of three-product households as the market continued to shift its focus increasingly to two-product Internet and TV service bundles.

Retail residential NAS subscribers at June 30, 2019 totaled 2,821,249, a 8.8% decline compared to the 3,094,060 subscribers reported at the end of Q2 2018. This represented a decline compared to 6.0% subscriber base erosion experienced in Q2 2018, due to higher wireless and Internet-based technology substitution.

ASSUMPTIONS

As at the date of this MD&A, our forward-looking statements set out in the BCE 2018 Annual MD&A, as updated or supplemented in the BCE 2019 First Quarter MD&A and in this MD&A, are based on certain assumptions including, without limitation, the following assumptions and the assumptions referred to in each of the other business segment discussions set out in this section 3, Business segment analysis, as well as the economic and market assumptions referred to in section 1.3, Assumptions, of this MD&A.

•	Positive full-year adjusted EBITDA growth

•	Continued growth in retail residential IPTV and Internet subscribers

•	Increasing wireless and Internet-based technological substitution

•	Residential services household average revenue per user growth from increased penetration of multi-product households and price increases

•	Continued aggressive residential service bundle offers from cable TV competitors in our local wireline areas

•	Continued large business customer migration to IP-based systems

•	Ongoing competitive repricing pressures in our business and wholesale markets

•	Continued competitive intensity in our small and mid-sized business markets as cable operators and other telecommunications competitors continue to intensify their focus on business customers

•	Traditional high-margin product categories challenged by large global cloud and OTT providers of business voice and data solutions expanding into Canada with on-demand services

•	Accelerating customer adoption of OTT services resulting in downsizing of TV packages

•	Further deployment of direct fibre to more homes and businesses within our wireline footprint and an acceleration in our fixed WTTH rural buildout

•

Growing consumption of OTT TV services and on-demand streaming video, as well as the proliferation of devices, such as tablets, that consume large quantities of bandwidth, will require considerable ongoing capital investment

•

Realization of cost savings related to management workforce reductions including attrition and retirements, lower contracted rates from our suppliers, operating efficiencies enabled by a growing direct fibre footprint, changes in consumer behaviour and product innovation, as well as the realization of additional synergies from the next phases of integration of Manitoba Telecom Services Inc.

•	No material financial, operational or competitive consequences of changes in regulations affecting our wireline business

3	MD&A	Business segment analysis Bell Media

BCE Inc. 2019 Second Quarter Shareholder Report

3.3    Bell Media

KEY BUSINESS DEVELOPMENTS

CTV IS CANADA’S MOST-WATCHED NETWORK FOR 18TH YEAR IN A ROW

CTV ended the core 2018/2019 TV viewing season (fall, winter and spring) as the most-watched Canadian TV network in primetime for the 18th year in a row. Final data from Numeris, a primary provider of viewership figures for TV and radio outlets in Canada, confirmed that CTV had seven of the Top 10 programs in total viewers and all key demographics. In addition, CTV delivered more Top 20 programs in key demographics than all other competitors combined. Numeris data also confirmed that CTV and its related specialty services helped make Bell Media the only Canadian media company to see audience growth across all key adult demographics this year.

NEW CTV SUITE OF SPECIALTY CHANNELS

Leveraging Canada’s #1 entertainment brand, CTV, Bell Media will debut its rebranded specialty channels CTV Comedy Channel, CTV Sci-Fi Channel, CTV Drama Channel and CTV Life Channel in September 2019. The new brands are the next evolution of The Comedy Network (Comedy), Space, Bravo and Gusto, respectively. The announcement follows a year of strong growth for Bell Media entertainment specialty channels. Comedy, Space, Discovery and Bravo have all increased their ranking within the Top 10 list of entertainment specialty channels, while Gusto is now ranked among the Top 20. Comedy ranks #2 for the first time ever; Space and Discovery saw double-digit audience growth among total viewers and the key adult 25-54 demographic; while Gusto grew more than 50% with all key adult demographics, and nearly doubled its audience among viewers aged 18-34.

CRAVE AVAILABLE ON ANDROID TV

The Crave app is now available on Android TV devices, delivering premium entertainment content like HBO, SHOWTIME, STARZ, Hollywood-hit movies and more to Android TV users across Canada. With the addition of Android TV, Crave is now available directly to Canadians at Crave.ca, through participating television providers, on iOS, Android, Apple TV, Samsung Smart TVs, Xbox and Amazon Fire TV, with additional platforms in development.

FINANCIAL PERFORMANCE ANALYSIS

Q2 2019 PERFORMANCE HIGHLIGHTS

CTV is the most-watched Canadian TV network 12 of Top 20 programs Nationally among total viewers Q2 2019 (spring season)

3	MD&A	Business segment analysis Bell Media

BCE Inc. 2019 Second Quarter Shareholder Report

BELL MEDIA RESULTS

REVENUES

	Q2 2019	Q2 2018	$ CHANGE	% CHANGE	YTD 2019	YTD 2018	$ CHANGE	% CHANGE

Total external revenues	737	677	60	8.9%	1,377	1,308	69	5.3%
Inter-segment revenues	105	114	(9)	(7.9%)	210	232	(22)	(9.5%)

Total Bell Media revenues	842	791	51	6.4%	1,587	1,540	47	3.1%

Bell Media operating revenues increased by 6.4% in Q2 2019, and by 3.1% in the first six months of the year, compared to the same periods in 2018, driven by both higher advertising and subscriber revenues.

•	Advertising revenues increased in both Q2 2019 and in the first six months of 2019, compared to the same periods last year, mainly driven by:

•	Favourability from the broadcast of the Raptors National Basketball Association (NBA) playoffs and finals

•	Strong market demand for conventional, specialty and out-of-home (OOH) advertising

These factors were partly offset by:

•	The benefit in Q2 2018 from the broadcast of the 2018 men’s Fédération Internationale de Football Association (FIFA) World Cup

•	Lower radio advertising revenues from ongoing market softness

The year-to date revenues also benefited from the recapture of advertising dollars following the shift last year to the principal broadcaster of the PyeongChang 2018 Winter Olympics.

•

Subscriber revenues increased in both the second quarter and first six months of 2019, compared to the same periods last year, mainly due to continued growth in Crave, our pay TV and streaming service, driven by higher subscribers primarily as a result of the broadcast of the Game of Thrones final season along with rate increases.

OPERATING COSTS AND ADJUSTED EBITDA

	Q2 2019	Q2 2018	$ CHANGE	% CHANGE	YTD 2019	YTD 2018	$ CHANGE	% CHANGE

Operating costs	(588)	(586)	(2)	(0.3%)	(1,168)	(1,205)	37	3.1%

Adjusted EBITDA	254	205	49	23.9%	419	335	84	25.1%

Adjusted EBITDA margin	30.2%	25.9%		4.3 pts	26.4%	21.8%		4.6 pts

Bell Media operating costs increased by a modest 0.3% in Q2 2019, compared to the same period last year, mainly driven by:

•	Continued investment in content for our Crave products

•	Increased labour costs to support the revenue growth

These factors were partly offset by the favourable impact from the adoption of IFRS 16 in the current year.

In the first half of the year, operating costs declined by 3.1%, as the favourable impact of IFRS 16 and the effective cost containment of programming and production costs more than offset the expense pressures described above.

Bell Media adjusted EBITDA increased by 23.9% in Q2 2019 and by 25.1% in the first half of the year, compared to the same periods last year, driven by higher operating revenues in both Q2 and year to date and lower year-to-date operating expenses.

BELL MEDIA OPERATING METRICS

•

CTV maintained its #1 ranking as the most-watched network in Canada for the 15th consecutive spring season among total viewers and all key adult demographics in primetime, with 12 of the top 20 programs nationally among total viewers. CTV had more shows in the spring top 20 than any other network.

•

Bell Media maintained its leadership position in the specialty and pay TV market, with its English specialty and pay TV properties reaching 83% of all Canadian English specialty and pay viewers and its French specialty and pay TV properties reaching 84% of Québec French specialty and pay TV viewers in an average week

•

Bell Media continued to rank first in unique visitors, total page views and total page minutes in digital media among Canadian broadcast and video network competitors. Bell Media also ranked sixth among online properties in the country in terms of unique visitors and reach, with 21.7 million unique visitors per month, reaching 69% of the digital audience.

•	Bell Media remained Canada’s top radio broadcaster, reaching 16.1 million listeners who spent 70 million hours tuned in each week

•

Astral is one of Canada’s leading OOH advertising companies, reaching 18 million consumers weekly, with an offering of six innovative product lines (comprised of outdoor advertising, street furniture, airport, digital large format, transit and lifestyle) and owning more than 50,000 advertising faces, strategically located in key urban cities across the country.

3	MD&A	Business segment analysis Bell Media

BCE Inc. 2019 Second Quarter Shareholder Report

ASSUMPTIONS

As at the date of this MD&A, our forward-looking statements set out in the BCE 2018 Annual MD&A, as updated or supplemented in the BCE 2019 First Quarter MD&A and in this MD&A, are based on certain assumptions including, without limitation, the following assumptions and the assumptions referred to in each of the other business segment discussions set out in this section 3, Business segment analysis, as well as the economic and market assumptions referred to in section 1.3, Assumptions, of this MD&A.

•	Revenue performance expected to reflect further Crave subscriber growth, flow-through of broadcasting distribution undertaking rate increases, and strategic pricing on advertising sales

•	Operating cost growth driven by higher programming costs, excluding IFRS 16, mainly due to continued investment in Crave content

•	Continued scaling of Crave and sports direct-to-consumer products

•	Ability to successfully acquire and produce highly rated programming and differentiated content

•	Building and maintaining strategic supply arrangements for content across all screens and platforms

•	Monetization of content rights and Bell Media properties across all platforms

•	TV unbundling and growth in OTT viewing expected to result in lower subscriber levels for many Bell Media video properties

•	No material financial, operational or competitive consequences of changes in regulations affecting our media business

4	MD&A	Financial and capital management

BCE Inc. 2019 Second Quarter Shareholder Report

4  Financial and capital management

This section tells you how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of our financial condition, cash flows and liquidity on a consolidated basis.

4.1    Net debt (1)

	JUNE 30, 2019	DECEMBER 31, 2018	$ CHANGE	% CHANGE

Debt due within one year	5,676	4,645	1,031	22.2%

Long-term debt	21,949	19,760	2,189	11.1%

Preferred shares(2)	2,002	2,002	–	–

Cash and cash equivalents	(1,094)	(425)	(669)	n.m.

Net debt	28,533	25,982	2,551	9.8%

n.m.: not meaningful

The increase of $3,220 million in total debt comprised of debt due within one year and long-term debt was due to: • an increase in our lease liabilities of $2,304 million as a result of the adoption of IFRS 16 on January 1, 2019

•

the issuance by Bell Canada of Series M-49 MTN debentures and Series US-2 Notes with total principal amounts of $600 million in Canadian dollars and $600 million in U.S. dollars ($808 million in Canadian dollars), respectively

•	an increase in our notes payable (net of repayments) of $844 million

•	a net increase of $64 million in our lease liabilities and other debt

Partly offset by:

•	the early redemption of Series M-27 MTN debentures and Series M-37 debentures with total principal amounts of $1 billion and $400 million, respectively

The increase in cash and cash equivalents of $669 million was due mainly to:

•	$1,735 million of free cash flow

•	$477 million of debt issuances (net of repayments)

Partly offset by:

•	$1,390 million of dividends paid on BCE common shares

•	$86 million paid for the purchase on the open market of shares for the settlement of share-based payments

On June 30, 2019, our net debt leverage ratio(1) was 2.90 times adjusted EBITDA. The ratio reflects a one-time increase due to the adoption of IFRS 16 which increased net debt by $2,304 million on January 1, 2019. The net debt leverage ratio is expected to improve through the end of 2019 as the trailing twelve-month adjusted EBITDA will reflect the full positive impact of higher adjusted EBITDA under IFRS 16.

4.2    Outstanding share data

COMMON SHARES OUTSTANDING	NUMBER OF SHARES

Outstanding, January 1, 2019	898,200,415

Shares issued under employee stock option plan	1,212,974

Shares issued under employee savings plan (ESP)	682,905
Outstanding, June 30, 2019	900,096,294

STOCK OPTIONS OUTSTANDING	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE ($)

Outstanding, January 1, 2019	14,072,332	56

Granted	3,343,317	58

Exercised(3)	(1,212,974)	53

Forfeited	(33,613)	58

Outstanding, June 30, 2019	16,169,062	57

Exercisable, June 30, 2019	5,994,529	55

(1)

Net debt and net debt leverage ratio are non-GAAP financial measures and do not have a standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. See section 8.2, Non-GAAP financial measures and key performance indicators (KPIs) – Net debt and Net debt leverage ratio in this MD&A for more details including reconciliations to the most comparable IFRS financial measure.

(2)	50% of outstanding preferred shares of $4,004 million in 2019 and 2018 are classified as debt consistent with the treatment by some credit rating agencies.
(3)	The weighted average share price for options exercised during the six months ended June 30, 2019 was $60.

4	MD&A	Financial and capital management

BCE Inc. 2019 Second Quarter Shareholder Report

4.3    Cash flows

	Q2 2019	Q2 2018	$ CHANGE	% CHANGE	YTD 2019	YTD 2018	$ CHANGE	% CHANGE

Cash flows from operating activities	2,093	2,057	36	1.8%	3,609	3,553	56	1.6%

Capital expenditures	(972)	(1,056)	84	8.0%	(1,822)	(1,987)	165	8.3%

Cash dividends paid on preferred shares	(37)	(35)	(2)	(5.7%)	(63)	(68)	5	7.4%

Cash dividends paid by subsidiaries to non-controlling interest	(12)	–	(12)	n.m.	(39)	(13)	(26)	n.m.

Acquisition and other costs paid	21	28	(7)	(25.0%)	50	46	4	8.7%

Free cash flow	1,093	994	99	10.0%	1,735	1,531	204	13.3%

Business acquisitions	(50)	(21)	(29)	n.m.	(50)	(244)	194	79.5%

Acquisition and other costs paid	(21)	(28)	7	25.0%	(50)	(46)	(4)	(8.7%)

Acquisition of spectrum licences	–	–	–	–	–	(36)	36	100.0%

Disposition of intangibles and other assets	–	–	–	–	–	68	(68)	(100.0%)

Other investing activities	32	(20)	52	n.m.	8	(55)	63	n.m.

Net issuance (repayment) of debt instruments	83	(973)	1,056	n.m.	477	263	214	81.4%

Issue of common shares	44	1	43	n.m.	64	2	62	n.m.

Repurchase of common shares	–	–	–	–	–	(175)	175	100.0%

Purchase of shares for settlement of share-based payments	(10)	(49)	39	79.6%	(86)	(137)	51	37.2%

Cash dividends paid on common shares	(712)	(678)	(34)	(5.0%)	(1,390)	(1,324)	(66)	(5.0%)

Return of capital to non-controlling interest	–	(12)	12	100.0%	–	(41)	41	100.0%

Other financing activities	(33)	(23)	(10)	(43.5%)	(39)	(41)	2	4.9%

Net increase (decrease) in cash and cash equivalents	426	(809)	1,235	n.m.	669	(235)	904	n.m.

n.m.: not meaningful

CASH FLOWS FROM OPERATING ACTIVITIES AND FREE CASH FLOW

Cash flows from operating activities in the second quarter of 2019 and on a year-to-date basis in 2019 increased by $36 million and $56 million, respectively, compared to the same periods last year, due mainly to higher adjusted EBITDA, which reflects the favourable impact from the adoption of IFRS 16, partly offset by a decrease in cash from working capital and higher interest paid, which reflects the unfavourable impact from the adoption of IFRS 16.

Free cash flow in the second quarter of 2019 and on a year-to-date basis in 2019 increased by $99 million and $204 million, respectively, compared to the same periods last year, mainly due to lower capital expenditures and higher cash flows from operating activities, excluding acquisition and other costs paid.

CAPITAL EXPENDITURES

	Q2 2019	Q2 2018	$ CHANGE	% CHANGE	YTD 2019	YTD 2018	$ CHANGE	% CHANGE

Bell Wireless	168	181	13	7.2%	319	348	29	8.3%

Capital intensity ratio	7.7%	8.5%		0.8 pts	7.4%	8.4%		1.0 pts

Bell Wireline	780	843	63	7.5%	1,454	1,587	133	8.4%

Capital intensity ratio	25.3%	27.5%		2.2 pts	23.6%	26.1%		2.5 pts

Bell Media	24	32	8	25.0%	49	52	3	5.8%

Capital intensity ratio	2.9%	4.0%		1.1 pts	3.1%	3.4%		0.3 pts

BCE	972	1,056	84	8.0%	1,822	1,987	165	8.3%

Capital intensity ratio	16.4%	18.3%		1.9 pts	15.6%	17.5%		1.9 pts

4	MD&A	Financial and capital management

BCE Inc. 2019 Second Quarter Shareholder Report

BCE capital expenditures of $972 million in Q2 2019 and $1,822 million in the first half of the year, declined by $84 million and $165 million, respectively, compared to the same periods last year. Capital expenditures as a percentage of revenue (capital intensity ratio) also declined compared to last year by 1.9 pts in both Q2 2019 and year to date to 16.4% and 15.6%, respectively. The year-over-year decrease in capital expenditures was driven by lower spending across all three of our segments as follows:

•

Lower capital investments in our wireline segment of $63 million in Q2 2019 and $133 million year to date, primarily due to the timing of our capital spending relative to last year, as we continued to deploy FTTP to more homes and businesses and rollout fixed WTTH to rural locations in Ontario and Québec

•

Reduced capital spending in our wireless segment of $13 million in Q2 2019 and $29 million year to date, due to timing of spending compared to last year. Additionally, we are well advanced in the build-out of our LTE-A network which reached 94% of the Canadian population at June 30, 2019. We also continued to invest in spectrum carrier aggregation, and the deployment of wireless small-cells to improve network coverage, signal quality, data backhaul and speeds.

•	Lower capital expenditures at Bell Media of $8 million in Q2 2019 and $3 million year to date, mainly due to production equipment and IT upgrades in Q2 2018

BUSINESS ACQUISITIONS

On January 5, 2018, BCE acquired all of the issued and outstanding shares of AlarmForce Industries Inc. (AlarmForce) for a total consideration of $182 million, of which $181 million was paid in cash and the remaining $1 million through the issuance of 22,531 BCE common shares.

DISPOSITION OF INTANGIBLE AND OTHER ASSETS

During Q1 2018, BCE sold AlarmForce’s approximate 39,000 customer accounts in British Columbia, Alberta and Saskatchewan to Telus Communications Inc. for total proceeds of approximately $68 million.

DEBT INSTRUMENTS

2019

In the second quarter of 2019, we issued $83 million of debt, net of repayments. This included the issuances of Series M-49 MTN debentures and Series US-2 Notes with total principal amounts of $600 million in Canadian dollars and $600 million in U.S. dollars ($808 million in Canadian dollars), respectively, and the issuances (net of repayments) of $277 million of notes payable. These issuances were partly offset by the early redemption of Series M-27 MTN debentures and Series M-37 debentures in the principal amounts of $1 billion and $400 million, respectively, and net payments of lease liabilities and other debt of $202 million.

In the first half of 2019, we issued $477 million of debt, net of repayments. This included the issuances of Series M-49 MTN debentures and Series US-2 Notes with total principal amounts of $600 million in Canadian dollars and $600 million in U.S. dollars ($808 million in Canadian dollars), respectively, and the issuances (net of repayments) of $844 million of notes payable. These issuances were partly offset by the early redemption of Series M-27 MTN debentures and Series M-37 debentures in the principal amounts of $1 billion and $400 million, respectively, and net payments of lease liabilities and other debt of $375 million.

2018

In the second quarter of 2018, we repaid $973 million of debt, net of issuances. This included the early redemption of Series M-28 MTN debentures, Series M-33 debentures and Series 9 notes in the principal amounts of $400 million, $300 million and $200 million, respectively, and payments of finance leases and other debt of $170 million, partly offset by the issuances (net of repayments) of $97 million of notes payable.

In the first half of 2018, we issued $263 million of debt, net of repayments. This included the issuances of Series M-47 MTN debentures and Series US-1 notes at Bell Canada with total principal amounts of $500 million in Canadian dollars and $750 million in U.S. dollars ($967 million in Canadian dollars), respectively, and the issuances (net of repayments) of $40 million of notes payable. These issuances were partly offset by the early redemption of Series M-28 MTN debentures, Series M-33 debentures and Series 9 notes in the principal amounts of $400 million, $300 million and $200 million, respectively, and payments of finance leases and other debt of $344 million.

REPURCHASE OF COMMON SHARES

In Q1 2018, BCE repurchased and cancelled 3,085,697 common shares for a total cost of $175 million through a normal course issuer bid. Of the total cost, $69 million represented stated capital and $3 million represented the reduction of the contributed surplus attributable to these common shares. The remaining $103 million was charged to the deficit.

CASH DIVIDENDS PAID ON COMMON SHARES

In the second quarter of 2019, cash dividends paid on common shares increased by $34 million compared to Q2 2018, due to a higher dividend paid in Q2 2019 of $0.7925 per common share compared to $0.7550 per common share in Q2 2018.

In the first half of 2019, cash dividends paid on common shares increased by $66 million compared to 2018, due to a higher dividend paid in the second half of 2019 of $1.5475 per common share compared to $1.4725 per common share for the same period last year.

4	MD&A	Financial and capital management

BCE Inc. 2019 Second Quarter Shareholder Report

4.4    Post-employment benefit plans

For the three and six months ended June 30, 2019, we recorded an increase in our post-employment benefit obligations and a loss, before taxes, in OCI of $311 million and $438 million, respectively. This was due to a lower actual discount rate of 3.0% at June 30, 2019, as compared to 3.3% at March 31, 2019 and 3.8% at December 31, 2018, partly offset by a higher-than-expected return on plan assets in 2019.

For the three and six months ended June 30, 2018, we recorded a decrease in our post-employment benefit obligations and a gain, before taxes, in OCI of $502 million and $348 million, respectively. This was due to a higher actual discount rate of 3.7% at June 30, 2018, as compared to 3.6% at March 31, 2018 and December 31, 2017 and a higher-than-expected return on plan assets in Q2 2018.

4.5    Financial risk management

FAIR VALUE

The following table provides the fair value details of financial instruments measured at amortized cost in the statements of financial position.

			JUNE 30, 2019		DECEMBER 31, 2018

	CLASSIFICATION	FAIR VALUE METHODOLOGY	CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE
CRTC tangible benefits obligation	Trade payables and other liabilities and other non-current liabilities	Present value of estimated future cash flows discounted using observable market interest rates	35	35	61	61

CRTC deferral account obligation	Trade payables and other liabilities and other non-current liabilities	Present value of estimated future cash flows discounted using observable market interest rates	82	86	108	112

Debt securities and other debt	Debt due within one year and long-term debt	Quoted market price of debt	18,105	20,361	18,188	19,178

Finance leases(1)	Debt due within one year and long-term debt	Present value of future cash flows discounted using observable market interest rates	–	–	2,097	2,304

(1)	Upon adoption of IFRS 16 on January 1, 2019, fair value disclosures are no longer required for leases.

The following table provides the fair value details of financial instruments measured at fair value in the statements of financial position.

				FAIR VALUE

	CLASSIFICATION	CARRYING VALUE OF ASSET (LIABILITY)	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	OBSERVABLE MARKET DATA (LEVEL 2) (1)	NON-OBSERVABLE MARKET INPUTS (LEVEL 3) (2)
June 30, 2019

Publicly-traded and privately-held investments(3)	Other non-current assets	121	1	–	120

Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	(73)	–	(73)	–

Maple Leaf Sports & Entertainment Ltd. (MLSE) financial liability(4)	Trade payables and other liabilities	(135)	–	–	(135)

Other	Other non-current assets and liabilities	56	1	126	(71)
December 31, 2018

Publicly-traded and privately-held investments(3)	Other non-current assets	110	1	–	109

Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	181	–	181	–

MLSE financial liability(4)	Trade payables and other liabilities	(135)	–	–	(135)

Other	Other non-current assets and liabilities	43	–	114	(71)

(1)	Observable market data such as equity prices, interest rates, swap rate curves and foreign currency exchange rates.

(2)

Non-observable market inputs such as discounted cash flows and earnings multiples. A reasonable change in our assumptions would not result in a significant increase (decrease) to our level 3 financial instruments.

(3)	Unrealized gains and losses are recorded in OCI and impairment charges are recorded in Other (expense) income in the income statements.

(4)

Represents BCE’s obligation to repurchase the BCE Master Trust Fund’s (Master Trust Fund) 9% interest in MLSE at a price not less than an agreed minimum price should the Master Trust Fund exercise its put option. The obligation to repurchase is marked to market each reporting period and the gain or loss is recorded in Other (expense) income in the income statements. The option has been exercisable since 2017.

4	MD&A	Financial and capital management

BCE Inc. 2019 Second Quarter Shareholder Report

CURRENCY EXPOSURES

We use forward contracts, options and cross currency basis swaps to manage foreign currency risk related to anticipated purchases and sales and certain foreign currency debt.

A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the U.S. dollar would result in a loss (gain) of $8 million ($2 million) recognized in net earnings at June 30, 2019 and a gain (loss) of $186 million ($174 million) recognized in Other comprehensive (loss) income at June 30, 2019, with all other variables held constant.

A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the Philippines Peso would result in a gain (loss) of $3 million in Other comprehensive (loss) income at June 30, 2019, with all other variables held constant.

In Q2 2019, we entered into a cross currency interest rate swap with a notional amount of $600 million in U.S. dollars ($808 million in Canadian dollars) to hedge the U.S. currency exposure of our Series US-2 Notes maturing in 2049.

The following table provides further details on our outstanding foreign currency forward contracts and options as at June 30, 2019.

TYPE OF HEDGE	BUY CURRENCY	AMOUNT TO RECEIVE	SELL CURRENCY	AMOUNT TO PAY	MATURITY	HEDGED ITEM
Cash flow	USD	2,960	CAD	3,942	2019	Commercial paper

Cash flow	USD	419	CAD	520	2019	Anticipated transactions

Cash flow	PHP	892	CAD	22	2019	Anticipated transactions

Cash flow	USD	762	CAD	991	2020	Anticipated transactions

Cash flow	PHP	932	CAD	23	2020	Anticipated transactions

Cash flow	USD	40	CAD	50	2021	Anticipated transactions

Economic	USD	60	CAD	77	2019	Anticipated transactions

Economic – put options	USD	45	CAD	56	2019	Anticipated transactions

Economic – put options	USD	81	CAD	101	2020	Anticipated transactions

Economic – call options	USD	48	CAD	60	2020	Anticipated transactions

INTEREST RATE EXPOSURES

A 1% increase (decrease) in interest rates would result in a decrease (increase) of $36 million in net earnings at June 30, 2019.

EQUITY PRICE EXPOSURES

We use equity forward contracts on BCE’s common shares to economically hedge the cash flow exposure related to the settlement of equity settled share-based compensation plans and the equity price risk related to a cash-settled share-based payment plan. The fair value of our equity forward contracts at June 30, 2019 was an asset of $30 million.

A 5% increase (decrease) in the market price of BCE’s common shares at June 30, 2019 would result in a gain (loss) of $38 million recognized in net earnings, with all other variables held constant.

4.6    Credit ratings

BCE’s and Bell Canada’s key credit ratings remain unchanged from those described in the BCE 2018 Annual MD&A.

4.7    Liquidity

Our cash requirements remain substantially unchanged from those described in the BCE 2018 Annual MD&A.

LITIGATION

RECENT DEVELOPMENTS IN LEGAL PROCEEDINGS

The following is an update to the legal proceedings described in the BCE 2018 AIF under section 8, Legal proceedings, as subsequently updated in the BCE 2019 First Quarter MD&A.

CLASS ACTION CONCERNING RELEVANT ADVERTISEMENTS INITIATIVE

On May 13, 2019, the Ontario Superior Court certified the Ontario action filed on April 16, 2015 against Bell Canada and Bell Mobility Inc. pursuant to the Class Proceedings Act (Ontario) as a class action against Bell Mobility Inc. only for the period between November 16, 2013 and April 14, 2015.

IP INFRINGEMENT LAWSUITS CONCERNING IPTV SYSTEMS

On June 11, 2019, the Federal Court of Appeal dismissed Mediatube Corp.’s (Mediatube) appeal of the decision of the Federal Court to dismiss the claim filed on April 23, 2013 against Bell Canada and Bell Aliant Regional Communications, Limited Partnership (now Bell Canada). Mediatube has until September 10, 2019 to seek leave to appeal the Federal Court of Appeal’s decision to the Supreme Court of Canada.

5	MD&A	Quarterly financial information

BCE Inc. 2019 Second Quarter Shareholder Report

5  Quarterly financial information

BCE’s Q2 2019 Financial Statements were prepared in accordance with IFRS, as issued by the International Accounting Standards Board (IASB), under IAS 34, Interim Financial Reporting and were approved by BCE’s board of directors on July 31, 2019.

As required, we adopted IFRS 16 - Leases effective January 1, 2019, as described in section 8.1, Our accounting policies. We adopted IFRS 16 using a modified retrospective approach whereby the financial statements of prior periods presented were not restated and continue to be reported under IAS 17 - Leases, as permitted by the specific transition provisions of IFRS 16. The cumulative effect of the initial adoption of IFRS 16 was reflected as an adjustment to the deficit at January 1, 2019.

The following table, which was also prepared in accordance with IFRS, shows selected consolidated financial data of BCE for the eight most recent completed quarters.

	2019	2018				2017
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Operating revenues

Service	5,231	5,045	5,231	5,117	5,129	4,964	5,152	5,054

Product	699	689	984	760	657	626	884	643

Total operating revenues	5,930	5,734	6,215	5,877	5,786	5,590	6,036	5,697

Adjusted EBITDA	2,595	2,409	2,394	2,457	2,430	2,254	2,329	2,405

Severance, acquisition and other costs	(39)	(24)	(58)	(54)	(24)	–	(47)	(23)

Depreciation	(888)	(882)	(799)	(779)	(787)	(780)	(783)	(760)

Amortization	(223)	(221)	(216)	(220)	(221)	(212)	(208)	(207)

Net earnings	817	791	642	867	755	709	698	850

Net earnings attributable to common shareholders	761	740	606	814	704	661	656	803

Net earnings per common share

Basic and diluted	0.85	0.82	0.68	0.90	0.79	0.73	0.72	0.90

Weighted average number of common shares outstanding – basic (millions)	899.5	898.4	898.1	898.0	898.0	900.2	900.6	900.4

6	MD&A	Regulatory environment

BCE Inc. 2019 Second Quarter Shareholder Report

6  Regulatory environment

The following is an update to the regulatory initiatives and proceedings described in the BCE 2018 Annual MD&A under section 3.3, Principal business risks and section 8, Regulatory environment, as subsequently updated in the BCE 2019 First Quarter MD&A.

TELECOMMUNICATIONS ACT

REVIEW OF BASIC TELECOMMUNICATIONS SERVICES

On June 3, 2019, the CRTC launched a first request for applications to receive funds from the Broadband Fund, due October 3, 2019, for projects in the North and for satellite-dependent communities. The CRTC indicated that it intends to launch a second request for applications in the fall of 2019 for projects in all of Canada. While we will be required to contribute to the Broadband Fund based on our percentage of industry revenues for voice, data and Internet services, the extent of the impact of this new fund on our business is not yet known, as funds contributed may be offset by any funds received should we seek and be awarded funds to deploy broadband services as part of the CRTC’s program.

NEW CABINET ORDER REGARDING CRTC POLICY OBJECTIVES

On June 18, 2019, the Governor-in-council issued a new Policy Direction, directing the CRTC to promote competition, affordability, consumer interests and innovation in its pursuit of telecommunications policy objectives. It is unclear what impact, if any, this new Policy Direction and future related processes could have on our business and financial results.

RADIOCOMMUNICATION ACT

ISED DECISION AND CONSULTATION ON 3500 MHZ AND OTHER SPECTRUM

On June 5, 2019, Innovation, Science and Economic Development Canada (ISED) released its Decision on Revisions to the 3500 MHz Band to Accommodate Flexible Use and Preliminary Decisions on Changes to the 3800 MHz Band. ISED decided that it will allow flexible use (which allows spectrum to be used for both fixed and mobile services) in the 3450-3650 MHz band. This allows ISED to issue flexible use licences in this frequency range. ISED will require existing licensees, such as Inukshuk Wireless Partnership (a Bell and Rogers Communications Inc. partnership), to return a portion of their existing licences in return for a flexible use licence following the auction. Existing licensees that currently hold 75 MHz of spectrum or more of fixed use licences in a given area will be eligible to apply for a new flexible use licence of 60 MHz in the related area; those with 50 MHz of spectrum will be eligible to apply for 50 MHz; and all other licensees will be eligible to apply for 20 MHz. Existing licensees will be allowed to continue operating where they do not prevent the deployment of new licences. If they are required to transition, they will be subject to a protection period of six months to three years, depending on the size of the population centre in the service area in which they operate. ISED will launch a future consultation to determine the amount of spectrum that will be assigned for flexible use in the 3700-4200 MHz band. It is unclear what impact the results of this decision and future related processes could have on our business and financial results.

3500 MHZ SPECTRUM AUCTION

On June 5, 2019, ISED initiated a consultation seeking input regarding a technical, policy and licensing framework to govern the auction of spectrum licences in the 3500 MHz band. The consultation paper is seeking comments on the use of a spectrum set-aside for bidders, an in-band spectrum cap, or a combination of both. ISED proposes that the auctioned licences will have a 20-year term and that there will be limits on the extent of transferability of licences for the first five years of the licence term, depending on whether a spectrum set-aside or spectrum cap are imposed. In addition, it is proposed that licences will be subject to certain deployment requirements requiring licensees to provide network coverage to a certain percentage of the population in each licence area at 5, 10 and 20 years following licence issuance. ISED has not yet indicated a specific date when the auction will take place, but did indicate it will be in 2020. It is unclear what impact the results of this consultation and future related processes could have on our business and financial results.

DECISION ON RELEASING MILLIMETRE WAVE SPECTRUM TO SUPPORT 5G

On June 5, 2019, ISED issued its Decision on Releasing Millimetre Wave Spectrum to Support 5G. In this decision, ISED announced that spectrum in the 26 gigahertz (GHz), 28 GHz, and 37-40 GHz bands will transition from satellite use to flexible use (i.e., mobile or fixed use). ISED will designate the 64-71 GHz band for licence-exempt operations on a no-interference, no-protection basis. ISED indicated that the licensing of this spectrum will occur in 2021 and it will establish the details and specific rules through one or more future consultations. It is unclear what impact the results of this decision and future related processes could have on our business and financial results.

OTHER KEY LEGISLATION

COPYRIGHT ACT REVIEW

On December 13, 2017, the federal government passed a motion in Parliament to formally launch a review of the Copyright Act. This review is mandated by the Copyright Act itself, which requires that the legislation be examined every five years. The Standing Committee on Industry, Science and Technology, working in collaboration with the Standing Committee on Canadian Heritage, led the process, which began in February 2018. The Standing Committee on Canadian Heritage released its report on May 15, 2019 and the Standing Committee on Industry, Science and Technology released its report on June 3, 2019. Each Committee made a series of recommendations in respect of the rights of Canadian copyright holders and users and the effectiveness of Canadian copyright law. At this time, it is not known whether these reports will lead to amendments to the Copyright Act and the impact of any potential amendments on our business and financial results is unknown.

7	MD&A	Business risks

BCE Inc. 2019 Second Quarter Shareholder Report

7  Business risks

A risk is the possibility that an event might happen in the future that could have a negative effect on our financial position, financial performance, cash flows, business or reputation. Part of managing our business is to understand what these potential risks could be and to mitigate them where we can.

The actual effect of any event could be materially different from what we currently anticipate. The risks described in this MD&A are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our financial position, financial performance, cash flows, business or reputation.

In the BCE 2018 Annual MD&A, we provided a detailed review of risks that could affect our financial position, financial performance, cash flows, business or reputation and that could cause actual results or events to differ materially from our expectations expressed in or implied by our forward-looking statements. This detailed description of risks is updated in the BCE 2019 First Quarter MD&A and in this MD&A. The risks described in the BCE 2018 Annual MD&A, as updated in the BCE 2019 First Quarter MD&A and in this MD&A, include, without limitation, risks associated with:

•

the intensity of competitive activity, including from new and emerging competitors, coupled with new product launches, and the resulting impact on the cost of retaining existing customers and attracting new ones, as well as on our market shares, service volumes and pricing strategies

•	the level of technological substitution and the presence of alternative service providers contributing to reduced utilization of our traditional wireline services

•

the adverse effect of the fundamental separation of content and connectivity, which is changing our TV and media ecosystems and may accelerate the disconnection of TV services and the reduction of TV spending, as well as the fragmentation of, and changes in, the advertising market

•

competition with global competitors, in addition to traditional Canadian TV competitors, for programming content, which could drive significant increases in content acquisition costs and challenge our ability to secure key content

•	the proliferation of content piracy impacting subscriber growth and our ability to monetize products and services, as well as creating bandwidth pressure

•

adverse economic and financial market conditions, a declining level of retail and commercial activity, and the resulting negative impact on the demand for, and prices of, our products and services and the level of bad debts

•

regulatory initiatives, proceedings and decisions, government consultations and government positions that affect us and influence our business, including, in particular, those relating to mandatory access to networks, spectrum auctions, consumer-related codes of conduct, approval of acquisitions, broadcast licensing and foreign ownership requirements

•

the inability to protect our physical and non-physical assets, including networks, IT systems, offices, corporate stores and sensitive information, from events such as information security attacks, unauthorized access or entry, fire and natural disasters

•	the failure to optimize network and IT deployment and upgrade timelines, accurately assess the potential of new technologies, or invest and evolve in the appropriate direction

•	the failure to continue investment in next-generation capabilities in a disciplined and strategic manner

•	the inability to drive a positive customer experience in all aspects of our engagement with customers

•	the complexity in our operations resulting from multiple technology platforms, billing systems, sales channels, marketing databases and a myriad of rate plans, promotions and product offerings

•	the failure to maintain optimal network operating performance in the context of significant increases in capacity demands on our Internet and wireless networks

•	the failure to implement or maintain highly effective IT systems supported by an effective governance and operating framework

•	the risk that we may need to incur significant capital expenditures beyond our capital intensity target in order to provide additional capacity and reduce network congestion

•	the failure to generate anticipated benefits from our corporate restructurings, system replacements and upgrades, staff reductions, process redesigns and the integration of business acquisitions

•	events affecting the functionality of, and our ability to protect, test, maintain and replace, our networks, IT systems, equipment and other facilities

•	in-orbit and other operational risks to which the satellites used to provide our satellite TV services are subject

•

our dependence on third-party suppliers, outsourcers and consultants to provide an uninterrupted supply of the products and services we need to operate our business, deploy new network and other technologies and offer new products and services, as well as to comply with various obligations

•	changes to our base of suppliers or outsourcers that we may decide or be required to implement

•	the failure of our vendor selection, governance and oversight processes established to seek to ensure full risk transparency associated with existing and new suppliers

•	security and data leakage exposure if security control protocols affecting our suppliers are bypassed

•	the quality of our products and services and the extent to which they may be subject to manufacturing defects or fail to comply with applicable government regulations and standards

•	the failure to attract and retain employees with the appropriate skill sets and to drive their performance in a safe environment

•	labour disruptions

•	the inability to access adequate sources of capital and generate sufficient cash flows from operations to meet our cash requirements, fund capital expenditures and provide for planned growth

•	uncertainty as to whether dividends will be declared by BCE’s board of directors, whether the dividend on common shares will be increased, or whether BCE’s dividend payout policy will be maintained

•	the inability to manage various credit, liquidity and market risks

•	pension obligation volatility and increased contributions to post-employment benefit plans

•	new or higher taxes due to new tax laws or changes thereto or in the interpretation thereof, and the inability to predict the outcome of government audits

7	MD&A	Business risks

BCE Inc. 2019 Second Quarter Shareholder Report

•	the failure to reduce costs as well as unexpected increases in costs

•	the failure to evolve practices to effectively monitor and control fraudulent activities

•	unfavourable resolution of legal proceedings and, in particular, class actions

•	new or unfavourable changes in applicable laws and the failure to proactively address our legal and regulatory obligations

•	health concerns about radiofrequency emissions from wireless communications devices and equipment

•	the inability to maintain customer service and our networks operational in the event of epidemics, pandemics or other health risks

•	the failure to recognize and adequately respond to climate change concerns or public and governmental expectations on environmental matters

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results.

Please see section 9, Business risks of the BCE 2018 Annual MD&A for a more complete description of the above-mentioned and other risks, which section, and the other sections of the BCE 2018 Annual MD&A referred to therein, are incorporated by reference in this section 7.

In addition, please also see section 4.7, Liquidity - Litigation in this MD&A and in the BCE 2019 First Quarter MD&A for updates to the legal proceedings described in the BCE 2018 AIF, which sections 4.7 are incorporated by reference in this section 7. Please also see section 6, Regulatory environment in this MD&A and in the BCE 2019 First Quarter MD&A for updates to the regulatory initiatives and proceedings described in the BCE 2018 Annual MD&A, which sections 6 are incorporated by reference in this section 7.

Except for the updates set out in section 4.7, Liquidity - Litigation, in section 6, Regulatory environment and in this section 7, Business risks in this MD&A, as well as in section 4.7, Liquidity - Litigation and in section 6, Regulatory environment in the BCE 2019 First Quarter MD&A, the risks described in the BCE 2018 Annual MD&A remain substantially unchanged.

UPDATE TO THE DESCRIPTION OF BUSINESS RISKS

FINANCIAL MANAGEMENT

The economic environment, pension rules or ineffective governance could have an adverse effect on our pension obligations, liquidity and financial performance, and we may be required to increase contributions to our post-employment benefit plans in the future

In June 2019, we filed updated post-employment benefit plans valuations as of December 31, 2018, which confirmed our expected funding for 2019 as disclosed in the BCE 2018 Annual MD&A.

8	MD&A	Accounting policies, financial measures and controls

BCE Inc. 2019 Second Quarter Shareholder Report

8  Accounting policies, financial measures and controls

8.1    Our accounting policies

BCE’s Q2 2019 Financial Statements were prepared in accordance with IFRS, as issued by the IASB, under IAS 34 - Interim Financial Reporting and were approved by BCE’s board of directors on July 31, 2019. These financial statements were prepared using the same basis of presentation, accounting policies and methods of computations as outlined in Note 2, Significant accounting policies in BCE’s consolidated financial statements for the year ended December 31, 2018, except as noted below. BCE’s Q2 2019 Financial Statements do not include all of the notes required in the annual financial statements.

ADOPTION OF NEW ACCOUNTING STANDARDS

IFRS 16

As required, we adopted IFRS 16 - Leases effective January 1, 2019. We adopted IFRS 16 using a modified retrospective approach whereby the financial statements of prior periods presented were not restated and continue to be reported under IAS 17 - Leases, as permitted by the specific transition provisions of IFRS 16. The cumulative effect of the initial adoption of IFRS 16 was reflected as an adjustment to the deficit at January 1, 2019.

Under IAS 17, leases of property, plant and equipment were recognized as finance leases when we obtained substantially all the risks and rewards of ownership of the underlying assets. All other leases were classified as operating leases. IFRS 16 eliminates the distinction between operating and finance leases for lessees, requiring instead that we recognize a right-of-use asset and a lease liability at lease commencement for all leases, with certain exceptions permitted through elections and practical expedients. Accounting for leases previously classified as finance leases and lessor accounting remains largely unchanged under IFRS 16.

We recognized lease liabilities at January 1, 2019 for leases previously classified as operating leases, measured at the present value of lease payments using our incremental borrowing rate at that date. Property, plant and equipment includes the corresponding right-of-use assets also recognized at January 1, 2019. The right-of-use assets were generally measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the balance sheet as at December 31, 2018. In certain cases, the right-of-use assets were measured as though IFRS 16 had been applied since the lease commencement date. A depreciation charge for right-of-use assets is recorded in Depreciation and an interest expense on lease liabilities is recorded in Finance costs in the income statement.

As permitted by IFRS 16, we elected not to recognize lease liabilities and right-of-use assets for short-term leases and leases of low value assets, which will continue to be expensed on a straight-line basis over the lease term. We have also applied certain practical expedients to facilitate the initial adoption and ongoing application of IFRS 16:

•	We generally do not separate non-lease components from related lease components. Each lease component and any associated non-lease components are accounted for as a single lease component.

•	We apply a single incremental borrowing rate to a portfolio of leases with similar characteristics

•	As an alternative to performing an impairment review, we adjusted right-of-use assets for any onerous lease provisions recognized in the balance sheet at December 31, 2018

•	We applied the exemption not to recognize right-of-use assets and liabilities for certain leases with a remaining term of 12 months or less as of January 1, 2019

•	We used hindsight when determining the lease term when the lease contracts contain options to extend or terminate the lease

8	MD&A	Accounting policies, financial measures and controls

BCE Inc. 2019 Second Quarter Shareholder Report

ADOPTION OF IFRS 16

Upon adoption of IFRS 16 on January 1, 2019, we recognized right-of-use assets of $2,257 million within property, plant and equipment, and lease liabilities of $2,304 million within debt, with an increase to our deficit of $19 million. These amounts were recognized in addition to assets under finance leases of $1,947 million and the corresponding finance lease liabilities of $2,097 million at December 31, 2018 under IAS 17. As a result, on January 1, 2019, our total right-of-use assets and lease liabilities amounted to $4,204 million and $4,401 million, respectively. The table below shows the impacts of adopting IFRS 16 on our January 1, 2019 consolidated statement of financial position.

	DECEMBER 31, 2018 AS REPORTED	IFRS 16 IMPACTS	JANUARY 1, 2019 UPON ADOPTION OF IFRS 16

Prepaid expenses	244	(55)	189

Other current assets	329	9	338

Property, plant and equipment	24,844	2,257	27,101

Other non-current assets	847	17	864

Trade payables and other liabilities	3,941	(10)	3,931

Debt due within one year	4,645	293	4,938

Long-term debt	19,760	2,011	21,771

Deferred tax liabilities	3,163	(7)	3,156

Other non-current liabilities	997	(39)	958

Deficit	(4,937)	(19)	(4,956)

Non-controlling interest	326	(1)	325

BCE’s operating lease commitments at December 31, 2018 were $1,612 million. The difference between operating lease commitments at December 31, 2018 and lease liabilities of $2,304 million upon adoption of IFRS 16 at January 1, 2019, is due mainly to an increase of $1,122 million related to renewal options reasonably certain to be exercised, an increase of $112 million mainly related to non-monetary transactions and a decrease of ($542) million as a result of discounting applied to future lease payments, which was determined using a weighted-average incremental borrowing rate of 3.49% at January 1, 2019.

SIGNIFICANT ACCOUNTING POLICIES – LEASES

The following accounting policy applies as of January 1, 2019 following the adoption of IFRS 16. Prior to January 1, 2019, we continued to apply IAS 17 as disclosed in our 2018 annual consolidated financial statements, as permitted by the specific transition provisions of IFRS 16.

We enter into leases for network infrastructure and equipment, land and buildings in the normal course of business. Lease contracts are typically made for fixed periods but may include purchase, renewal or termination options. Leases are negotiated on an individual basis and contain a wide range of different terms and conditions.

We assess whether a contract contains a lease at inception of the contract. A lease contract conveys the right to control the use of an identified asset for a period in exchange for consideration. We recognize lease liabilities with corresponding right-of-use assets for all lease agreements, except for short-term leases and leases of low value assets, which are expensed on a straight-line basis over the lease term. Consideration in a contract is allocated to lease and non-lease components on a relative stand-alone value basis. We generally account for lease components and any associated non-lease components as a single lease component.

Lease liabilities are initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using our incremental borrowing rate, unless the rate implicit in the lease is readily determinable. We apply a single incremental borrowing rate to a portfolio of leases with similar characteristics. Lease payments included in the measurement of the lease liability comprise:

•	Fixed (and in-substance fixed) lease payments, less any lease incentives

•	Variable lease payments that depend on an index or rate

•

Payments expected under residual value guarantees and payments relating to purchase options and renewal option periods that are reasonably certain to be exercised (or periods subject to termination options that are not reasonably certain to be exercised)

Lease liabilities are subsequently measured at amortized cost using the effective interest method. Lease liabilities are remeasured, with a corresponding adjustment to the related right-of-use assets, when there is a change in variable lease payments arising from a change in an index or rate, or when we change our assessment of whether purchase, renewal or termination options will be exercised.

Right-of-use assets are measured at cost, comprised of the initial measurement of the corresponding lease liabilities, lease payments made at or before the commencement date and any initial direct costs. They are subsequently depreciated on a straight-line basis and reduced by impairment losses, if any. Right-of-use assets may also be adjusted to reflect the remeasurement of related lease liabilities. If we obtain ownership of the leased asset by the end of the lease term or the cost of the right-of-use asset reflects the exercise of a purchase option, we depreciate the right-of-use asset from the lease commencement date to the end of the useful life of the underlying asset. Otherwise, we depreciate the right-of-use asset from the commencement date to the earlier of the end of the useful life of the underlying asset or the end of the lease term.

Variable lease payments that do not depend on an index or rate are not included in the measurement of lease liabilities and right-of-use assets. The related payments are expensed in Operating costs in the period in which the event or condition that triggers those payments occurs.

8	MD&A	Accounting policies, financial measures and controls

BCE Inc. 2019 Second Quarter Shareholder Report

ESTIMATES AND KEY JUDGMENTS

SIGNIFICANT JUDGMENTS AND ESTIMATES RELATING TO THE APPLICATION OF IFRS 16

The application of IFRS 16 requires BCE to make judgments and estimates that affect the measurement of right-of-use assets and liabilities. In determining the lease term, we must consider all facts and circumstances that create an economic incentive to exercise renewal options (or not exercise termination options). Assessing whether a contract includes a lease also requires judgment. Estimates are required to determine the appropriate discount rate used to measure lease liabilities.

8.2    Non-GAAP financial measures and key performance indicators (KPIs)

This section describes the non-GAAP financial measures and KPIs we use in this MD&A to explain our financial results. It also provides reconciliations of the non-GAAP financial measures to the most comparable IFRS financial measures.

ADJUSTED EBITDA AND ADJUSTED EBITDA MARGIN

The terms adjusted EBITDA and adjusted EBITDA margin do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define adjusted EBITDA as operating revenues less operating costs, as shown in BCE’s consolidated income statements. Adjusted EBITDA for BCE’s segments is the same as segment profit as reported in Note 4, Segmented information, in BCE’s Q2 2019 Financial Statements. We define adjusted EBITDA margin as adjusted EBITDA divided by operating revenues.

We use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses as they reflect their ongoing profitability. We believe that certain investors and analysts use adjusted EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. We believe that certain investors and analysts also use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses. Adjusted EBITDA is also one component in the determination of short-term incentive compensation for all management employees.

Adjusted EBITDA and adjusted EBITDA margin have no directly comparable IFRS financial measure. Alternatively, the following table provides a reconciliation of net earnings to adjusted EBITDA.

	Q2 2019	Q2 2018	YTD 2019	YTD 2018
Net earnings	817	755	1,608	1,464

Severance, acquisition and other costs	39	24	63	24

Depreciation	888	787	1,770	1,567

Amortization	223	221	444	433

Finance costs

Interest expense	281	246	564	486

Interest on post-employment benefit obligations	15	17	31	34

Other expense (income)	56	88	(45)	149

Income taxes	276	292	569	527

Adjusted EBITDA	2,595	2,430	5,004	4,684

BCE operating revenues	5,930	5,786	11,664	11,376

Adjusted EBITDA margin	43.8%	42.0%	42.9%	41.2%

ADJUSTED NET EARNINGS AND ADJUSTED EPS

The terms adjusted net earnings and adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net losses (gains) on investments, early debt redemption costs and impairment charges, net of tax and non-controlling interest (NCI). We define adjusted EPS as adjusted net earnings per BCE common share.

We use adjusted net earnings and adjusted EPS, and we believe that certain investors and analysts use these measures, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net losses (gains) on investments, early debt redemption costs and impairment charges, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS.

8	MD&A	Accounting policies, financial measures and controls

BCE Inc. 2019 Second Quarter Shareholder Report

The following table is a reconciliation of net earnings attributable to common shareholders and EPS to adjusted net earnings on a consolidated basis and per BCE common share (adjusted EPS), respectively.

	Q2 2019		Q2 2018		YTD 2019		YTD 2018
	TOTAL	PER SHARE	TOTAL	PER SHARE	TOTAL	PER SHARE	TOTAL	PER SHARE
Net earnings attributable to common shareholders	761	0.85	704	0.79	1,501	1.67	1,365	1.52

Severance, acquisition and other costs	28	0.04	18	0.02	46	0.06	17	0.02

Net mark-to-market (gains) losses on derivatives used to economically hedge equity settled share-based compensation plans	(9)	(0.02)	22	0.02	(82)	(0.09)	78	0.09

Net losses on investments	53	0.06	20	0.02	57	0.06	20	0.02

Early debt redemption costs	13	0.01	13	0.01	13	0.01	13	0.01

Impairment charges	1	–	–	–	4	–	3	–

Adjusted net earnings	847	0.94	777	0.86	1,539	1.71	1,496	1.66

FREE CASH FLOW AND DIVIDEND PAYOUT RATIO

The terms free cash flow and dividend payout ratio do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define free cash flow as cash flows from operating activities, excluding acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

We consider free cash flow to be an important indicator of the financial strength and performance of our businesses because it shows how much cash is available to pay dividends on common shares, repay debt and reinvest in our company. We believe that certain investors and analysts use free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses. The most comparable IFRS financial measure is cash flows from operating activities.

We define dividend payout ratio as dividends paid on common shares divided by free cash flow. We consider dividend payout ratio to be an important indicator of the financial strength and performance of our businesses because it shows the sustainability of the company’s dividend payments.

The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

	Q2 2019	Q2 2018	YTD 2019	YTD 2018
Cash flows from operating activities	2,093	2,057	3,609	3,553

Capital expenditures	(972)	(1,056)	(1,822)	(1,987)

Cash dividends paid on preferred shares	(37)	(35)	(63)	(68)

Cash dividends paid by subsidiaries to NCI	(12)	–	(39)	(13)

Acquisition and other costs paid	21	28	50	46

Free cash flow	1,093	994	1,735	1,531

NET DEBT

The term net debt does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define net debt as debt due within one year plus long-term debt and 50% of preferred shares, less cash and cash equivalents, as shown in BCE’s consolidated statements of financial position. We include 50% of outstanding preferred shares in our net debt as it is consistent with the treatment by certain credit rating agencies.

We consider net debt to be an important indicator of the company’s financial leverage because it represents the amount of debt that is not covered by available cash and cash equivalents. We believe that certain investors and analysts use net debt to determine a company’s financial leverage.

Net debt has no directly comparable IFRS financial measure, but rather is calculated using several asset and liability categories from the statements of financial position, as shown in the following table.

	JUNE 30, 2019	DECEMBER 31, 2018
Debt due within one year	5,676	4,645

Long-term debt	21,949	19,760

50% of outstanding preferred shares	2,002	2,002

Cash and cash equivalents	(1,094)	(425)

Net debt	28,533	25,982

8	MD&A	Accounting policies, financial measures and controls

BCE Inc. 2019 Second Quarter Shareholder Report

NET DEBT LEVERAGE RATIO

The net debt leverage ratio does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We use, and believe that certain investors and analysts use, the net debt leverage ratio as a measure of financial leverage.

The net debt leverage ratio represents net debt divided by adjusted EBITDA. For the purposes of calculating our net debt leverage ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA.

ADJUSTED EBITDA TO NET INTEREST EXPENSE RATIO

The ratio of adjusted EBITDA to net interest expense does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We use, and believe that certain investors and analysts use, the adjusted EBITDA to net interest expense ratio as a measure of financial health of the company.

The adjusted EBITDA to net interest expense ratio represents adjusted EBITDA divided by net interest expense. For the purposes of calculating our adjusted EBITDA to net interest expense ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA. Net interest expense is twelve-month trailing net interest expense as shown in our statements of cash flows, plus 50% of declared preferred share dividends as shown in our income statements.

KPIs

In addition to the non-GAAP financial measures described previously, we use a number of KPIs to measure the success of our strategic imperatives. These KPIs are not accounting measures and may not be comparable to similar measures presented by other issuers.

KPI	DEFINITION
ABPU

Average billing per user (ABPU) or subscriber approximates the average amount billed to customers on a monthly basis, which is used to track our recurring billing streams. Wireless blended ABPU is calculated by dividing certain customer billings by the average subscriber base for the specified period and is expressed as a dollar unit per month.

Capital intensity	Capital expenditures divided by operating revenues.
Churn

Churn is the rate at which existing subscribers cancel their services. It is a measure of our ability to retain our customers. Wireless churn is calculated by dividing the number of deactivations during a given period by the average number of subscribers in the base for the specified period and is expressed as a percentage per month.

Subscriber unit

Wireless subscriber unit is comprised of an active revenue-generating unit (e.g. mobile device, tablet or wireless Internet products), with a unique identifier (typically International Mobile Equipment Identity (IMEI) number), that has access to our wireless networks. We report wireless subscriber units in two categories: postpaid and prepaid. Prepaid subscriber units are considered active for a period of 90 days (previously 120 to 150 days) following the expiry of the subscriber’s prepaid balance.

Wireline subscriber unit consists of an active revenue-generating unit with access to our services, including retail Internet, satellite TV,
IPTV, and/or NAS. A subscriber is included in our subscriber base when the service has been installed and is operational at the customer premise and a billing relationship has been established.
• Retail Internet, IPTV and satellite TV subscribers have access to stand-alone services, and are primarily represented by a dwelling unit
• Retail NAS subscribers are based on a line count and are represented by a unique telephone number

8.3    Controls and procedures

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

No changes were made in our internal control over financial reporting during the quarter ended June 30, 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. The adoption of IFRS 16, Leases, effective January 1, 2019, required the implementation of new accounting systems and processes, which changed the company’s internal controls over lease recognition. We continue to review the design of these controls and do not expect significant changes to our internal control over financial reporting due to the adoption of the new standard in 2019.

Consolidated financial statements

BCE Inc. 2019 Second Quarter Shareholder Report

Consolidated financial statements
Consolidated income statements
FOR THE PERIOD ENDED JUNE 30		THREE MONTHS		SIX MONTHS
(IN MILLIONS OF CANADIAN DOLLARS, EXCEPT SHARE AMOUNTS) (UNAUDITED)	NOTE	2019	2018	2019	2018

Operating revenues	4	5,930	5,786	11,664	11,376

Operating costs	4, 5	(3,335)	(3,356)	(6,660)	(6,692)

Severance, acquisition and other costs	6	(39)	(24)	(63)	(24)

Depreciation		(888)	(787)	(1,770)	(1,567)

Amortization		(223)	(221)	(444)	(433)

Finance costs

Interest expense		(281)	(246)	(564)	(486)

Interest on post-employment benefit obligations	10	(15)	(17)	(31)	(34)

Other (expense) income	7	(56)	(88)	45	(149)

Income taxes		(276)	(292)	(569)	(527)

Net earnings		817	755	1,608	1,464

Net earnings attributable to:

Common shareholders		761	704	1,501	1,365

Preferred shareholders		38	35	76	71

Non-controlling interest		18	16	31	28

Net earnings		817	755	1,608	1,464

Net earnings per common share - basic and diluted	8	0.85	0.79	1.67	1.52

Weighted average number of common shares outstanding - basic (millions)		899.5	898.0	898.9	899.1

Consolidated financial statements

BCE Inc. 2019 Second Quarter Shareholder Report

Consolidated statements of comprehensive income

FOR THE PERIOD ENDED JUNE 30	THREE MONTHS		SIX MONTHS
(IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	2019	2018	2019	2018

Net earnings	817	755	1,608	1,464

Other comprehensive (loss) income, net of income taxes

Items that will be subsequently reclassified to net earnings

Net change in value of derivatives designated as cash flow hedges, net of income taxes of ($4) million and ($2) million for the three months ended June 30, 2019 and 2018, respectively, and $16 million and ($5) million for the six months ended June 30, 2019 and 2018, respectively	10	7	(44)	14

Items that will not be reclassified to net earnings

Actuarial (losses) gains on post-employment benefit plans, net of income taxes of $84 million and ($136) million for the three months ended June 30, 2019 and 2018, respectively, and $118 million and ($94) million for the six months ended June 30, 2019 and 2018, respectively(1)	(227)	366	(320)	254

Net change in value of derivatives designated as cash flow hedges, net of income taxes of $4 million and ($6) million for the three months ended June 30, 2019 and 2018, respectively, and $8 million and ($13) million for the six months ended June 30, 2019 and 2018, respectively	(10)	16	(22)	35

Other comprehensive (loss) income	(227)	389	(386)	303

Total comprehensive income	590	1,144	1,222	1,767

Total comprehensive income attributable to:

Common shareholders	535	1,091	1,118	1,665

Preferred shareholders	38	35	76	71

Non-controlling interest	17	18	28	31

Total comprehensive income	590	1,144	1,222	1,767

(1)

The discount rate used to value our post-employment benefit obligations at June 30, 2019 was 3.0% compared to 3.3% at March 31, 2019 and 3.8% at December 31, 2018. The discount rate used to value our post-employment benefit obligations at June 30, 2018 was 3.7% compared to 3.6% at March 31, 2018 and at December 31, 2017.

Consolidated financial statements

BCE Inc. 2019 Second Quarter Shareholder Report

Consolidated statements of financial position
(IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	NOTE	JUNE 30, 2019	DECEMBER 31, 2018

ASSETS

Current assets

Cash		719	425

Cash equivalents		375	–

Trade and other receivables		2,978	3,006

Inventory		487	432

Contract assets		1,005	987

Contract costs		387	370

Prepaid expenses		349	244

Other current assets		189	329

Total current assets		6,489	5,793

Non-current assets

Contract assets		476	506

Contract costs		350	337

Property, plant and equipment		27,415	24,844

Intangible assets		13,232	13,205

Deferred tax assets		137	112

Investments in associates and joint ventures		740	798

Other non-current assets		700	847

Goodwill		10,674	10,658

Total non-current assets		53,724	51,307

Total assets		60,213	57,100

LIABILITIES

Current liabilities

Trade payables and other liabilities		3,720	3,941

Contract liabilities		708	703

Interest payable		215	196

Dividends payable		736	691

Current tax liabilities		287	253

Debt due within one year		5,676	4,645

Total current liabilities		11,342	10,429

Non-current liabilities

Contract liabilities		219	196

Long-term debt	9	21,949	19,760

Deferred tax liabilities		3,146	3,163

Post-employment benefit obligations	10	2,158	1,866

Other non-current liabilities		938	997

Total non-current liabilities		28,410	25,982

Total liabilities		39,752	36,411

EQUITY

Equity attributable to BCE shareholders

Preferred shares		4,004	4,004

Common shares	12	20,144	20,036

Contributed surplus		1,165	1,170

Accumulated other comprehensive income		14	90

Deficit		(5,195)	(4,937)

Total equity attributable to BCE shareholders		20,132	20,363

Non-controlling interest		329	326

Total equity		20,461	20,689

Total liabilities and equity		60,213	57,100

Consolidated financial statements

BCE Inc. 2019 Second Quarter Shareholder Report

Consolidated statements of changes in equity
		ATTRIBUTABLE TO BCE SHAREHOLDERS
FOR THE PERIOD ENDED JUNE 30, 2019 (IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	NOTE	PREFERRED SHARES	COMMON SHARES	CONTRI- BUTED SURPLUS	ACCUMU- LATED OTHER COMPRE- HENSIVE INCOME	DEFICIT	TOTAL	NON- CONTROL- LING INTEREST	TOTAL EQUITY

Balance at December 31, 2018		4,004	20,036	1,170	90	(4,937)	20,363	326	20,689

Adoption of IFRS 16	2, 14	–	–	–	–	(19)	(19)	(1)	(20)

Balance at January 1, 2019		4,004	20,036	1,170	90	(4,956)	20,344	325	20,669

Net earnings		–	–	–	–	1,577	1,577	31	1,608

Other comprehensive loss		–	–	–	(64)	(319)	(383)	(3)	(386)

Total comprehensive (loss) income		–	–	–	(64)	1,258	1,194	28	1,222

Common shares issued under employee stock option plan		–	67	(3)	–	–	64	–	64

Common shares issued under employee savings plan (ESP)		–	40	–	–	–	40	–	40

Other share-based compensation		–	1	(2)	–	4	3	–	3

Dividends declared on BCE common and preferred shares		–	–	–	–	(1,501)	(1,501)	–	(1,501)

Dividends declared by subsidiaries to non-controlling interest		–	–	–	–	–	–	(39)	(39)

Settlement of cash flow hedges transferred to the cost basis of hedged items		–	–	–	(12)	–	(12)	–	(12)

Other		–	–	–	–	–	–	15	15

Balance at June 30, 2019		4,004	20,144	1,165	14	(5,195)	20,132	329	20,461

		ATTRIBUTABLE TO BCE SHAREHOLDERS
FOR THE PERIOD ENDED JUNE 30, 2018 (IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	NOTE	PREFERRED SHARES	COMMON SHARES	CONTRI- BUTED SURPLUS	ACCUMU- LATED OTHER COMPRE- HENSIVE (LOSS) INCOME	DEFICIT	TOTAL	NON- CONTROL- LING INTEREST	TOTAL EQUITY

Balance at December 31, 2017		4,004	20,091	1,162	(17)	(4,938)	20,302	323	20,625

Adoption of IFRS 9		–	–	–	–	(4)	(4)	–	(4)

Balance at January 1, 2018		4,004	20,091	1,162	(17)	(4,942)	20,298	323	20,621

Net earnings		–	–	–	–	1,436	1,436	28	1,464

Other comprehensive income		–	–	–	46	254	300	3	303

Total comprehensive income		–	–	–	46	1,690	1,736	31	1,767

Common shares issued under employee stock option plan		–	4	–	–	–	4	–	4

Other share-based compensation		–	–	(8)	–	(23)	(31)	–	(31)

Repurchase of common shares	12	–	(69)	(3)	–	(103)	(175)	–	(175)

Common shares issued for the acquisition of AlarmForce Industries Inc. (AlarmForce)	3	–	1	–	–	–	1	–	1

Dividends declared on BCE common and preferred shares		–	–	–	–	(1,427)	(1,427)	–	(1,427)

Dividends declared by subsidiaries to non-controlling interest		–	–	–	–	–	–	(3)	(3)

Settlement of cash flow hedges transferred to the cost basis of hedged items		–	–	–	5	–	5	–	5

Return of capital to non-controlling interest		–	–	–	–	(6)	(6)	(35)	(41)

Other		–	–	–	–	–	–	3	3

Balance at June 30, 2018		4,004	20,027	1,151	34	(4,811)	20,405	319	20,724

Consolidated financial statements

BCE Inc. 2019 Second Quarter Shareholder Report

Consolidated statements of cash flows
FOR THE PERIOD ENDED JUNE 30		THREE MONTHS		SIX MONTHS
(IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	NOTE	2019	2018	2019	2018

Cash flows from operating activities

Net earnings		817	755	1,608	1,464

Adjustments to reconcile net earnings to cash flows from operating activities

Severance, acquisition and other costs	6	39	24	63	24

Depreciation and amortization		1,111	1,008	2,214	2,000

Post-employment benefit plans cost	10	73	80	158	170

Net interest expense		273	243	551	481

Losses on investments	7	–	–	4	–

Income taxes		276	292	569	527

Contributions to post-employment benefit plans		(70)	(74)	(151)	(161)

Payments under other post-employment benefit plans		(19)	(19)	(37)	(38)

Severance and other costs paid		(33)	(33)	(99)	(68)

Interest paid		(270)	(252)	(537)	(488)

Income taxes paid (net of refunds)		(127)	(113)	(416)	(397)

Acquisition and other costs paid		(21)	(28)	(50)	(46)

Net change in operating assets and liabilities		44	174	(268)	85

Cash flows from operating activities		2,093	2,057	3,609	3,553

Cash flows used in investing activities

Capital expenditures		(972)	(1,056)	(1,822)	(1,987)

Business acquisitions	3	(50)	(21)	(50)	(244)

Disposition of intangibles and other assets	3	–	–	–	68

Acquisition of spectrum licences		–	–	–	(36)

Other investing activities		32	(20)	8	(55)

Cash flows used in investing activities		(990)	(1,097)	(1,864)	(2,254)

Cash flows used in financing activities

Increase in notes payable		277	97	844	40

(Decrease) increase in securitized trade receivables		–	(2)	31	(2)

Issue of long-term debt	9	1,405	–	1,405	1,466

Repayment of long-term debt	9	(1,599)	(1,068)	(1,803)	(1,241)

Issue of common shares		44	1	64	2

Purchase of shares for settlement of share-based payments		(10)	(49)	(86)	(137)

Repurchase of common shares	12	–	–	–	(175)

Cash dividends paid on common shares		(712)	(678)	(1,390)	(1,324)

Cash dividends paid on preferred shares		(37)	(35)	(63)	(68)

Cash dividends paid by subsidiaries to non-controlling interest		(12)	–	(39)	(13)

Return of capital to non-controlling interest		–	(12)	–	(41)

Other financing activities		(33)	(23)	(39)	(41)

Cash flows used in financing activities		(677)	(1,769)	(1,076)	(1,534)

Net increase (decrease) in cash		173	(421)	294	(188)

Cash at beginning of period		546	675	425	442

Cash at end of period		719	254	719	254

Net increase (decrease) in cash equivalents		253	(388)	375	(47)

Cash equivalents at beginning of period		122	524	–	183

Cash equivalents at end of period		375	136	375	136

Notes to consolidated financial statements

BCE Inc. 2019 Second Quarter Shareholder Report

Notes to consolidated financial statements

These consolidated interim financial statements (financial statements) should be read in conjunction with BCE’s 2018 annual consolidated financial statements, approved by BCE’s board of directors on March 7, 2019.

These notes are unaudited.

We, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates.

Note 1	Corporate information

BCE is incorporated and domiciled in Canada. BCE’s head office is located at 1, Carrefour Alexander-Graham-Bell, Verdun, Québec, Canada. BCE is a telecommunications and media company providing wireless, wireline, Internet and television (TV) services to residential, business and wholesale customers nationally across Canada. Our Bell Media segment provides conventional TV, specialty TV, pay TV, streaming services, digital media services, radio broadcasting services and out-of-home (OOH) advertising services to customers nationally across Canada.

Note 2	Basis of presentation and significant accounting policies

These financial statements were prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), under International Accounting Standard (IAS) 34 – Interim Financial Reporting and were approved by BCE’s board of directors on July 31, 2019. These financial statements were prepared using the same basis of presentation, accounting policies and methods of computation as outlined in Note 2, Significant accounting policies in our consolidated financial statements for the year ended December 31, 2018, except as noted below and as described in Note 14, Adoption of IFRS 16.

These financial statements do not include all of the notes required in annual financial statements.

All amounts are in millions of Canadian dollars, except where noted.

ADOPTION OF NEW ACCOUNTING STANDARDS

IFRS 16

As required, we adopted IFRS 16 – Leases effective January 1, 2019. We adopted IFRS 16 using a modified retrospective approach whereby the financial statements of prior periods presented were not restated and continue to be reported under IAS 17 – Leases, as permitted by the specific transition provisions of IFRS 16. The cumulative effect of the initial adoption of IFRS 16 was reflected as an adjustment to the deficit at January 1, 2019.

Under IAS 17, leases of property, plant and equipment were recognized as finance leases when we obtained substantially all the risks and rewards of ownership of the underlying assets. All other leases were classified as operating leases. IFRS 16 eliminates the distinction between operating and finance leases for lessees, requiring instead that we recognize a right-of-use asset and a lease liability at lease commencement for all leases, with certain exceptions permitted through elections and practical expedients. Accounting for leases previously classified as finance leases and lessor accounting remains largely unchanged under IFRS 16.

We recognized lease liabilities at January 1, 2019 for leases previously classified as operating leases, measured at the present value of lease payments using our incremental borrowing rate at that date. Property, plant and equipment includes the corresponding right-of-use assets also recognized at January 1, 2019. The right-of-use assets were generally measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the balance sheet as at December 31, 2018. In certain cases, the right-of-use assets were measured as though IFRS 16 had been applied since the lease commencement date. A depreciation charge for right-of-use assets is recorded in Depreciation and an interest expense on lease liabilities is recorded in Finance costs in the income statement.

As permitted by IFRS 16, we elected not to recognize lease liabilities and right-of-use assets for short-term leases and leases of low value assets, which will continue to be expensed on a straight-line basis over the lease term. We have also applied certain practical expedients to facilitate the initial adoption and ongoing application of IFRS 16:

•	We generally do not separate non-lease components from related lease components. Each lease component and any associated non-lease components are accounted for as a single lease component.

•	We apply a single incremental borrowing rate to a portfolio of leases with similar characteristics

•	As an alternative to performing an impairment review, we adjusted right-of-use assets for any onerous lease provisions recognized in the balance sheet at December 31, 2018

•	We applied the exemption not to recognize right-of-use assets and liabilities for certain leases with a remaining term of 12 months or less as of January 1, 2019

•	We used hindsight when determining the lease term when the lease contracts contain options to extend or terminate the lease

For additional details, see note Note 14, Adoption of IFRS 16.

Notes to consolidated financial statements

BCE Inc. 2019 Second Quarter Shareholder Report

Note 3	Business acquisitions and dispositions

2018

ACQUISITION OF ALARMFORCE

On January 5, 2018, BCE acquired all of the issued and outstanding shares of AlarmForce for a total consideration of $182 million, of which $181 million was paid in cash and the remaining $1 million through the issuance of 22,531 BCE common shares.

Subsequent to the acquisition of AlarmForce, on January 5, 2018, BCE sold AlarmForce’s approximate 39,000 customer accounts in British Columbia, Alberta and Saskatchewan to Telus Communications Inc. for total proceeds of approximately $68 million.

AlarmForce provides security alarm monitoring, personal emergency response monitoring, video surveillance and related services to residential and commercial subscribers. The acquisition of AlarmForce supports our strategic expansion in the Smart Home marketplace.

AlarmForce is included in our Bell Wireline segment in our consolidated financial statements.

For the six months ended June 30, 2018, operating revenues of $26 million and net earnings of $2 million from AlarmForce are included in the consolidated income statements from the date of acquisition. These amounts reflect the amortization of certain elements of the purchase price allocation and related tax adjustments.

Note 4	Segmented information

Our results are reported in three segments: Bell Wireless, Bell Wireline and Bell Media. Our segments reflect how we manage our business and how we classify our operations for planning and measuring performance.

To align with changes in how we manage our business and assess performance, the operating results of The Source (Bell) Electronics Inc. (The Source) are now entirely included within our Wireless segment effective January 1, 2019, with prior periods restated for comparative purposes. Previously, The Source’s results were included within our Wireless and Wireline segments.

The following tables present financial information by segment for the three month periods ended June 30, 2019 and 2018.

FOR THE THREE MONTH PERIOD ENDED JUNE 30, 2019	NOTE	BELL WIRELESS	BELL WIRELINE	BELL MEDIA	INTER-SEGMENT ELIMINATIONS	BCE

Operating revenues

External customers		2,175	3,018	737	–	5,930

Inter-segment		14	70	105	(189)	–

Total operating revenues		2,189	3,088	842	(189)	5,930

Operating costs	5	(1,209)	(1,727)	(588)	189	(3,335)

Segment profit(1)		980	1,361	254	–	2,595

Severance, acquisition and other costs	6					(39)

Depreciation and amortization						(1,111)

Finance costs

Interest expense						(281)

Interest on post-employment benefit obligations	10					(15)

Other expense	7					(56)

Income taxes						(276)

Net earnings						817

(1) The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

Notes to consolidated financial statements

BCE Inc. 2019 Second Quarter Shareholder Report

FOR THE THREE MONTH PERIOD ENDED JUNE 30, 2018	NOTE	BELL WIRELESS	BELL WIRELINE	BELL MEDIA	INTER-SEGMENT ELIMINATIONS	BCE
Operating revenues

External customers		2,107	3,002	677	–	5,786

Inter-segment		14	59	114	(187)	–

Total operating revenues		2,121	3,061	791	(187)	5,786

Operating costs	5	(1,229)	(1,728)	(586)	187	(3,356)

Segment profit(1)		892	1,333	205	–	2,430

Severance, acquisition and other costs	6					(24)

Depreciation and amortization						(1,008)

Finance costs

Interest expense						(246)

Interest on post-employment benefit obligations	10					(17)

Other expense	7					(88)

Income taxes						(292)

Net earnings						755

(1)  The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

The following tables present financial information by segment for the six month periods ended June 30, 2019 and 2018.

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2019	NOTE	BELL WIRELESS	BELL WIRELINE	BELL MEDIA	INTER-SEGMENT ELIMINATIONS	BCE

Operating revenues

External customers		4,274	6,013	1,377	–	11,664

Inter-segment		27	139	210	(376)	–

Total operating revenues		4,301	6,152	1,587	(376)	11,664

Operating costs	5	(2,416)	(3,452)	(1,168)	376	(6,660)

Segment profit(1)		1,885	2,700	419	–	5,004

Severance, acquisition and other costs	6					(63)

Depreciation and amortization						(2,214)

Finance costs

Interest expense						(564)

Interest on post-employment benefit obligations	10					(31)

Other income	7					45

Income taxes						(569)

Net earnings						1,608
(1) The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2018	NOTE	BELL WIRELESS	BELL WIRELINE	BELL MEDIA	INTER-SEGMENT ELIMINATIONS	BCE
Operating revenues

External customers		4,115	5,953	1,308	–	11,376

Inter-segment		27	117	232	(376)	–

Total operating revenues		4,142	6,070	1,540	(376)	11,376

Operating costs	5	(2,439)	(3,424)	(1,205)	376	(6,692)

Segment profit(1)		1,703	2,646	335	–	4,684

Severance, acquisition and other costs	6					(24)

Depreciation and amortization						(2,000)

Finance costs

Interest expense						(486)

Interest on post-employment benefit obligations	10					(34)

Other expense	7					(149)

Income taxes						(527)

Net earnings						1,464
(1) The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

Notes to consolidated financial statements

BCE Inc. 2019 Second Quarter Shareholder Report

REVENUES BY SERVICES AND PRODUCTS
		THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30		2019	2018	2019	2018

Services(1)

Wireless		1,606	1,566	3,160	3,068

Data		1,929	1,869	3,814	3,689

Voice		897	953	1,804	1,901

Media		737	677	1,377	1,308

Other services		62	64	121	127
Total services		5,231	5,129	10,276	10,093

Products(2)

Wireless		569	541	1,114	1,047

Data		120	98	253	202

Equipment and other		10	18	21	34

Total products		699	657	1,388	1,283
Total operating revenues		5,930	5,786	11,664	11,376

(1) Our service revenues are generally recognized over time.
(2) Our product revenues are generally recognized at a point in time.

Note 5 Operating costs

		THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	NOTE	2019	2018	2019	2018

Labour costs

Wages, salaries and related taxes and benefits(1)		(1,091)	(1,093)	(2,150)	(2,153)

Post-employment benefit plans service cost (net of capitalized amounts)	10	(58)	(63)	(127)	(136)

Other labour costs(2)		(257)	(262)	(486)	(510)

Less:

Capitalized labour(1)		271	278	515	522

Total labour costs		(1,135)	(1,140)	(2,248)	(2,277)

Cost of revenues(1)(3)		(1,713)	(1,717)	(3,458)	(3,424)

Other operating costs(1)(4)		(487)	(499)	(954)	(991)
Total operating costs		(3,335)	(3,356)	(6,660)	(6,692)

(1)  We have reclassified amounts from the previous period to make them consistent with the presentation for the current period.

(2)  Other labour costs include contractor and outsourcing costs.

(3)  Cost of revenues includes costs of wireless devices and other equipment sold, network and content costs, and payments to other carriers.

(4)  Other operating costs include marketing, advertising and sales commission costs, bad debt expense, taxes other than income taxes, information technology costs, professional service fees and rent.

Note 6 Severance, acquisition and other costs
		THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30		2019	2018	2019	2018

Severance		(20)	(15)	(27)	(24)

Acquisition and other		(19)	(9)	(36)	–
Total severance, acquisition and other costs		(39)	(24)	(63)	(24)

SEVERANCE COSTS
Severance costs consist of charges related to involuntary and voluntary employee terminations.

ACQUISITION AND OTHER COSTS

Acquisition and other costs consist of transaction costs, such as legal and financial advisory fees, related to completed or potential acquisitions, employee severance costs related to the purchase of a business, the costs to integrate acquired companies into our operations and litigation costs, when they are significant.

Notes to consolidated financial statements

BCE Inc. 2019 Second Quarter Shareholder Report

Note 7	Other (expense) income
			THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30		NOTE	2019	2018	2019	2018
Net mark-to-market gains (losses) on derivatives used to economically hedge equity settled share-based compensation plans			12	(30)	112	(107)
Equity (losses) income from investments in associates and joint ventures
Losses on investments(1)			(53)	(20)	(53)	(20)
Operations			(6)	(20)	5	(3)
Early debt redemption costs		9	(18)	(18)	(18)	(18)
Impairment of assets			(1)	–	(5)	(4)
Losses on retirements and disposals of property, plant and equipment and intangible assets			(1)	(2)	(6)	(1)
Losses on investments			–	–	(4)	–
Other			11	2	14	4
Total other (expense) income			(56)	(88)	45	(149)

(1)  The $53 million and $20 million loss in 2019 and 2018, respectively, represents BCE’s share of an obligation to repurchase at fair value the minority interest in one of BCE’s joint ventures. The obligation is marked to market each reporting period and the gain or loss on investment is recorded as equity gains or losses from investments in associates and joint ventures.

Note 8	Earnings per share

The following table shows the components used in the calculation of basic and diluted earnings per common share for earnings attributable to common shareholders.
			THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30			2019	2018	2019	2018
Net earnings attributable to common shareholders – basic			761	704	1,501	1,365
Dividends declared per common share (in dollars)			0.7925	0.7550	1.5850	1.5100
Weighted average number of common shares outstanding (in millions)
Weighted average number of common shares outstanding – basic			899.5	898.0	898.9	899.1
Assumed exercise of stock options(1)			0.8	0.3	0.5	0.3
Weighted average number of common shares outstanding – diluted (in millions)			900.3	898.3	899.4	899.4

(1)

The calculation of the assumed exercise of stock options includes the effect of the average unrecognized future compensation cost of dilutive options. It excludes options for which the exercise price is higher than the average market value of a BCE common share. The number of excluded options was 3,379,952 for the second quarter of 2019 and 6,349,240 for the first half of 2019, compared to 12,050,731 for both the second quarter of 2018 and the first half of 2018.

Note 9	Debt

On June 13, 2019, Bell Canada redeemed, prior to maturity, its 3.25% Series M-27 medium term note (MTN) debentures, having an outstanding principal amount of $1 billion, which were due June 17, 2020.

On May 24, 2019, Bell Canada redeemed, prior to maturity, its 3.54% Series M-37 debentures, having an outstanding principal amount of $400 million, which were due on June 12, 2020.

In Q2 2019, we incurred early debt redemption charges of $18 million which were recorded in Other (expense) income in the income statement. On May 13, 2019, Bell Canada issued 2.75% Series M-49 MTN debentures under its 1997 trust indenture, with a principal amount of $600 million, which mature on January 29, 2025. In addition, on the same date, Bell Canada issued 4.30% Series US-2 Notes under its 2016 trust indenture, with a principal amount of $600 million in U.S. dollars ($808 million in Canadian dollars), which mature on July 29, 2049. The Series US-2 Notes have been hedged for foreign currency fluctuations through cross currency interest rate swaps. See Note 11, Financial assets and liabilities, for additional details.

Notes to consolidated financial statements

BCE Inc. 2019 Second Quarter Shareholder Report

Note 10	Post-employment benefit plans

POST-EMPLOYMENT BENEFIT PLANS COST

We provide pension and other benefits for most of our employees. These include defined benefit (DB) pension plans, defined contribution (DC) pension plans and other post-employment benefits (OPEBs).

COMPONENTS OF POST-EMPLOYMENT BENEFIT PLANS SERVICE COST

	THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	2019	2018	2019	2018

DB pension	(48)	(53)	(96)	(106)

DC pension	(25)	(24)	(59)	(57)

OPEBs	–	(1)	(1)	(2)

Less:

Capitalized benefit plans cost	15	15	29	29

Total post-employment benefit plans service cost included in operating costs	(58)	(63)	(127)	(136)

Other costs recognized in severance, acquisition and other costs	–	–	–	(4)

Total post-employment benefit plans service cost	(58)	(63)	(127)	(140)
COMPONENTS OF POST-EMPLOYMENT BENEFIT PLANS FINANCING COST
	THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	2019	2018	2019	2018

DB pension	(5)	(5)	(10)	(11)

OPEBs	(10)	(12)	(21)	(23)

Total interest on post-employment benefit obligations	(15)	(17)	(31)	(34)

Note 11	Financial assets and liabilities

FAIR VALUE

The following table provides the fair value details of financial instruments measured at amortized cost in the statements of financial position.

			JUNE 30, 2019		DECEMBER 31, 2018
	CLASSIFICATION	FAIR VALUE METHODOLOGY	CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE

CRTC tangible benefits obligation	Trade payables and other liabilities and other non-current liabilities	Present value of estimated future cash flows discounted using observable market interest rates	35	35	61	61

CRTC deferral account obligation	Trade payables and other liabilities and other non-current liabilities	Present value of estimated future cash flows discounted using observable market interest rates	82	86	108	112

Debt securities and other debt	Debt due within one year and long-term debt	Quoted market price of debt	18,105	20,361	18,188	19,178

Finance leases(1)	Debt due within one year and long-term debt	Present value of future cash flows discounted using observable market interest rates	–	–	2,097	2,304

(1) Upon adoption of IFRS 16 on January 1, 2019, fair value disclosures are no longer required for leases.

Notes to consolidated financial statements

BCE Inc. 2019 Second Quarter Shareholder Report

The following table provides the fair value details of financial instruments measured at fair value in the statements of financial position.

			FAIR VALUE
			QUOTED PRICES IN
			ACTIVE MARKETS	OBSERVABLE	NON-OBSERVABLE
		CARRYING VALUE OF	FOR IDENTICAL	MARKET DATA	MARKET INPUTS
	CLASSIFICATION	ASSET (LIABILITY)	ASSETS (LEVEL 1)	(LEVEL 2)(1)	(LEVEL 3)(2)
June 30, 2019
Publicly-traded and privately-held investments	Other non-current assets	121	1	–	120

Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	(73)	–	(73)	–

Maple Leaf Sports & Entertainment Ltd. (MLSE) financial liability(3)	Trade payables and other liabilities	(135)	–	–	(135)

Other	Other non-current assets and liabilities	56	1	126	(71)
December 31, 2018
Publicly-traded and privately-held investments	Other non-current assets	110	1	–	109
Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	181	–	181	–

MLSE financial liability(3)	Trade payables and other liabilities	(135)	–	–	(135)

Other	Other non-current assets and liabilities	43	–	114	(71)

(1)	Observable market data such as equity prices, interest rates, swap rate curves and foreign currency exchange rates.

(2)

Non-observable market inputs such as discounted cash flows and earnings multiples. A reasonable change in our assumptions would not result in a significant increase (decrease) to our level 3 financial instruments.

(3)

Represents BCE’s obligation to repurchase the BCE Master Trust Fund’s (Master Trust Fund) 9% interest in MLSE at a price not less than an agreed minimum price should the Master Trust Fund exercise its put option. The obligation to repurchase is marked to market each reporting period and the gain or loss is recorded in Other (expense) income in the income statements. The option has been exercisable since 2017.

CURRENCY EXPOSURES

We use forward contracts, options and cross currency basis swaps to manage foreign currency risk related to anticipated purchases and sales and certain foreign currency debt.

A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the U.S. dollar would result in a loss (gain) of $8 million ($2 million) recognized in net earnings at June 30, 2019 and a gain (loss) of $186 million ($174 million) recognized in Other comprehensive (loss) income at June 30, 2019, with all other variables held constant.

A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the Philippines Peso would result in a gain (loss) of $3 million in Other comprehensive (loss) income at June 30, 2019, with all other variables held constant.

In Q2 2019, we entered into a cross currency interest rate swap with a notional amount of $600 million in U.S. dollars ($808 million in Canadian dollars) to hedge the U.S. currency exposure of our Series US-2 Notes maturing in 2049. See Note 9, Debt, for additional details.

The following table provides further details on our outstanding foreign currency forward contracts and options as at June 30, 2019.

TYPE OF HEDGE	BUY CURRENCY	AMOUNT TO RECEIVE	SELL CURRENCY	AMOUNT TO PAY	MATURITY	HEDGED ITEM
Cash flow	USD	2,960	CAD	3,942	2019	Commercial paper

Cash flow	USD	419	CAD	520	2019	Anticipated transactions

Cash flow	PHP	892	CAD	22	2019	Anticipated transactions

Cash flow	USD	762	CAD	991	2020	Anticipated transactions

Cash flow	PHP	932	CAD	23	2020	Anticipated transactions

Cash flow	USD	40	CAD	50	2021	Anticipated transactions

Economic	USD	60	CAD	77	2019	Anticipated transactions

Economic – put options	USD	45	CAD	56	2019	Anticipated transactions

Economic – put options	USD	81	CAD	101	2020	Anticipated transactions

Economic – call options	USD	48	CAD	60	2020	Anticipated transactions

INTEREST RATE EXPOSURES

A 1% increase (decrease) in interest rates would result in a decrease (increase) of $36 million in net earnings at June 30, 2019.

Notes to consolidated financial statements

BCE Inc. 2019 Second Quarter Shareholder Report

EQUITY PRICE EXPOSURES

We use equity forward contracts on BCE’s common shares to economically hedge the cash flow exposure related to the settlement of equity settled share-based compensation plans and the equity price risk related to a cash-settled share-based payment plan. The fair value of our equity forward contracts at June 30, 2019 was an asset of $30 million.

A 5% increase (decrease) in the market price of BCE’s common shares at June 30, 2019 would result in a gain (loss) of $38 million recognized in net earnings, with all other variables held constant.

Note 12	Share capital

NORMAL COURSE ISSUER BID PROGRAM (NCIB)

In Q1 2018, BCE repurchased and canceled 3,085,697 common shares for a total cost of $175 million through a NCIB. Of the total cost, $69 million represented stated capital and $3 million represented the reduction of the contributed surplus attributable to these common shares. The remaining $103 million was charged to the deficit.

Note 13	Share-based payments

The following share-based payment amounts are included in the income statements as operating costs.

	THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	2019	2018	2019	2018
ESP	(8)	(7)	(15)	(14)

Restricted share units (RSUs) and performance share units (PSUs)	(11)	(11)	(31)	(30)

Other(1)	(2)	(2)	(6)	(6)

Total share-based payments	(21)	(20)	(52)	(50)

(1)	Includes deferred share plan (DSP), deferred share units (DSUs) and stock options.

The following tables summarize the change in outstanding ESP shares, RSUs/PSUs, DSUs and stock options for the period ended June 30, 2019.

ESP
NUMBER OF ESP SHARES
Unvested contributions, January 1, 2019	1,120,426

Contributions(1)	312,010

Dividends credited	29,297

Vested	(269,118)

Forfeited	(77,008)
Unvested contributions, June 30, 2019	1,115,607

(1) The weighted average fair value of the shares contributed during the six months ended June 30, 2019 was $59.

RSUs/PSUs
NUMBER OF RSUs/PSUs
Outstanding, January 1, 2019	2,812,697

Granted(1)	970,519

Dividends credited	75,916

Settled	(908,461)

Forfeited	(41,829)
Outstanding, June 30, 2019	2,908,842

(1) The weighted average fair value of the RSUs/PSUs granted during the six months ended June 30, 2019 was $58.

Notes to consolidated financial statements

BCE Inc. 2019 Second Quarter Shareholder Report

DSUs
NUMBER OF DSUs
Outstanding, January 1, 2019	4,391,997

Issued (1)	62,371

Settlement of RSUs/PSUs	146,960

Dividends credited	119,313

Settled	(121,040)

Outstanding, June 30, 2019	4,599,601

(1)	The weighted average fair value of the DSUs issued during the six months ended June 30, 2019 was $58.

STOCK OPTIONS
	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE ($)
Outstanding, January 1, 2019	14,072,332	56

Granted	3,343,317	58

Exercised (1)	(1,212,974)	53

Forfeited	(33,613)	58

Outstanding, June 30, 2019	16,169,062	57
Exercisable, June 30, 2019	5,994,529	55

(1)	The weighted average share price for options exercised during the six months ended June 30, 2019 was $60.

ASSUMPTIONS USED IN STOCK OPTION PRICING MODEL

The fair value of options granted was determined using a variation of a binomial option pricing model that takes into account factors specific to the share incentive plans, such as the vesting period. The following table shows the principal assumptions used in the valuation.

2019

Weighted average fair value per option granted	$2.34

Weighted average share price	$58

Weighted average exercise price	$58

Expected dividend growth	5%

Expected volatility	14%

Risk-free interest rate	2%

Expected life (years)	4

Expected dividend growth was assumed to be commensurate with BCE’s dividend growth strategy. Expected volatility is based on the historical volatility of BCE’s share price. The risk-free rate used is equal to the yield available on Government of Canada bonds at the date of grant with a term equal to the expected life of the options.

Notes to consolidated financial statements

BCE Inc. 2019 Second Quarter Shareholder Report

Note 14	Adoption of IFRS 16

Upon adoption of IFRS 16 on January 1, 2019, we recognized right-of-use assets of $2,257 million within property, plant and equipment, and lease liabilities of $2,304 million within debt, with an increase to our deficit of $19 million. These amounts were recognized in addition to assets under finance leases of $1,947 million and the corresponding finance lease liabilities of $2,097 million at December 31, 2018 under IAS 17. As a result, on January 1, 2019, our total right-of-use assets and lease liabilities amounted to $4,204 million and $4,401 million, respectively. The table below shows the impacts of adopting IFRS 16 on our January 1, 2019 consolidated statement of financial position.

	DECEMBER 31, 2018 AS REPORTED	IFRS 16 IMPACTS	JANUARY 1, 2019 UPON ADOPTION OF IFRS 16

Prepaid expenses	244	(55)	189

Other current assets	329	9	338

Property, plant and equipment	24,844	2,257	27,101

Other non-current assets	847	17	864

Trade payables and other liabilities	3,941	(10)	3,931

Debt due within one year	4,645	293	4,938

Long-term debt	19,760	2,011	21,771

Deferred tax liabilities	3,163	(7)	3,156

Other non-current liabilities	997	(39)	958

Deficit	(4,937)	(19)	(4,956)

Non-controlling interest	326	(1)	325

BCE’s operating lease commitments at December 31, 2018 were $1,612 million. The difference between operating lease commitments at December 31, 2018 and lease liabilities of $2,304 million upon adoption of IFRS 16 at January 1, 2019, is due mainly to an increase of $1,122 million related to renewal options reasonably certain to be exercised, an increase of $112 million mainly related to non-monetary transactions and a decrease of ($542) million as a result of discounting applied to future lease payments, which was determined using a weighted-average incremental borrowing rate of 3.49% at January 1, 2019.

2018 ACCOUNTING POLICIES UPDATED FOR IFRS 16

SIGNIFICANT ACCOUNTING POLICIES – LEASES

The following accounting policy applies as of January 1, 2019 following the adoption of IFRS 16. Prior to January 1, 2019, we continued to apply IAS 17 as disclosed in our 2018 annual consolidated financial statements, as permitted by the specific transition provisions of IFRS 16.

We enter into leases for network infrastructure and equipment, land and buildings in the normal course of business. Lease contracts are typically made for fixed periods but may include purchase, renewal or termination options. Leases are negotiated on an individual basis and contain a wide range of different terms and conditions.

We assess whether a contract contains a lease at inception of the contract. A lease contract conveys the right to control the use of an identified asset for a period in exchange for consideration. We recognize lease liabilities with corresponding right-of-use assets for all lease agreements, except for short-term leases and leases of low value assets, which are expensed on a straight-line basis over the lease term. Consideration in a contract is allocated to lease and non-lease components on a relative stand-alone value basis. We generally account for lease components and any associated non-lease components as a single lease component.

Lease liabilities are initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using our incremental borrowing rate, unless the rate implicit in the lease is readily determinable. We apply a single incremental borrowing rate to a portfolio of leases with similar characteristics. Lease payments included in the measurement of the lease liability comprise:

•	Fixed (and in-substance fixed) lease payments, less any lease incentives

•	Variable lease payments that depend on an index or rate

•

Payments expected under residual value guarantees and payments relating to purchase options and renewal option periods that are reasonably certain to be exercised (or periods subject to termination options that are not reasonably certain to be exercised)

Lease liabilities are subsequently measured at amortized cost using the effective interest method. Lease liabilities are remeasured, with a corresponding adjustment to the related right-of-use assets, when there is a change in variable lease payments arising from a change in an index or rate, or when we change our assessment of whether purchase, renewal or termination options will be exercised.

Right-of-use assets are measured at cost, comprised of the initial measurement of the corresponding lease liabilities, lease payments made at or before the commencement date and any initial direct costs. They are subsequently depreciated on a straight-line basis and reduced by impairment losses, if

Notes to consolidated financial statements

BCE Inc. 2019 Second Quarter Shareholder Report

any. Right-of-use assets may also be adjusted to reflect the remeasurement of related lease liabilities. If we obtain ownership of the leased asset by the end of the lease term or the cost of the right-of-use asset reflects the exercise of a purchase option, we depreciate the right-of-use asset from the lease commencement date to the end of the useful life of the underlying asset. Otherwise, we depreciate the right-of-use asset from the commencement date to the earlier of the end of the useful life of the underlying asset or the end of the lease term.

Variable lease payments that do not depend on an index or rate are not included in the measurement of lease liabilities and right-of-use assets. The related payments are expensed in Operating costs in the period in which the event or condition that triggers those payments occurs.

ESTIMATES AND KEY JUDGMENTS

SIGNIFICANT JUDGMENTS AND ESTIMATES RELATING TO THE APPLICATION OF IFRS 16

The application of IFRS 16 requires BCE to make judgments and estimates that affect the measurement of right-of-use assets and liabilities. In determining the lease term, we must consider all facts and circumstances that create an economic incentive to exercise renewal options (or not exercise termination options). Assessing whether a contract includes a lease also requires judgment. Estimates are required to determine the appropriate discount rate used to measure lease liabilities.

This document has been filed by BCE Inc. with the Canadian provincial securities regulatory authorities and the U.S. Securities and Exchange Commission. It can be found on BCE Inc.’s website at BCE.ca, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov or is available upon request from:

INVESTOR RELATIONS

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For further information concerning BCE Inc.’s Dividend Reinvestment and Stock Purchase Plan (DRP), direct deposit of dividend payments, the elimination of multiple mailings or the receipt of quarterly reports, please contact:

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